Exhibit 2.2

Execution Version

STOCK PURCHASE AGREEMENT

by and among

Energy Capital Partners II, LP,

Energy Capital Partners II-A, LP,

Energy Capital Partners II-B, LP,

Energy Capital Partners II-C (Direct IP), LP

Energy Capital Partners II-D, LP,

and

Energy Capital Partners II (EquiPower Co-Invest), LP

as Sellers,

Energy Capital Partners II-C, LP,

for the limited purposes set forth herein,

EquiPower Resources Corp.

as the Company,

Dynegy Resource II, LLC,

as Purchaser,

and

Dynegy Inc.,

for the limited purposes set forth herein

Dated as of August 21, 2014

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

		Page

SECTION 9.04	Indemnification Generally	58
SECTION 9.05	Release of Escrow Funds	60

ARTICLE 10 Termination		61

SECTION 10.01	Termination	61
SECTION 10.02	Effect of Termination	62

ARTICLE 11 Miscellaneous		63

SECTION 11.01	Notices	63
SECTION 11.02	Severability	64
SECTION 11.03	Counterparts	64
SECTION 11.04	Amendments and Waivers	65
SECTION 11.05	Entire Agreement; No Third Party Beneficiaries	65
SECTION 11.06	Governing Law	65
SECTION 11.07	Specific Performance	65
SECTION 11.08	Consent to Jurisdiction; Waiver of Jury Trial	66
SECTION 11.09	Assignment	67
SECTION 11.10	Headings	67
SECTION 11.11	Schedules and Exhibits	67
SECTION 11.12	Acknowledgement and Waiver	67
SECTION 11.13	Obligations of ECP II-C	68
SECTION 11.14	Financing-Related Arrangements	69

Exhibits
Exhibit A	Defined Terms

Annexes
Annex A	Shares of Sellers
Annex B	Options of Optionholders
Annex C	Escrow Agreement
Annex D	Purchase Price Calculation
Annex E	Required Consents
Annex F	Title Commitments
Annex G	RGGI Credits
Annex H	Kincaid Facility Coal Amount

Schedules
Schedule A	Purchaser Disclosure Schedule
Schedule B	Company Disclosure Schedule
Schedule C	Cash Consideration

iii

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of August 21, 2014 and is by and among Energy Capital Partners II, LP, a Delaware limited partnership (“ECP II”), Energy Capital Partners II-A, LP, a Delaware limited partnership (“ECP II-A”), Energy Capital Partners II-B, LP, a Delaware limited partnership (“ECP II-B”), Energy Capital Partners II-C (Direct IP), LP, a Delaware limited partnership (“ECP II-C”), Energy Capital Partners II-D, LP, a Delaware limited partnership (“ECP II-D”), and Energy Capital Partners II (EquiPower Co-Invest), LP, a Delaware limited partnership (“ECP Coinvest”, and collectively with ECP II, ECP II-A, ECP II-B, ECP II-C and ECP II-D, the “Sellers”, and each, a “Seller”), solely for the purposes of Section 11.13, Energy Capital Partners II-C, LP, a Delaware limited partnership (“ECP II-C Fund”), EquiPower Resources Corp., a Delaware corporation (the “Company”), Dynegy Resource II, LLC, a Delaware limited liability company (“Purchaser”), and, solely for the purposes of Section 2.04(c), Section 5.02, Section 6.19 and Section 10.02, Dynegy Inc., a Delaware corporation (“Dynegy”).  Each of (i) the Sellers, the Company and Purchaser (and, with respect to Article 11, each of ECP II-C Fund and Dynegy) is, individually, a “Party,” and, collectively, they are referred to as the “Parties.”

RECITALS

WHEREAS, the Sellers own shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) in the amounts as set forth on Annex A (the “Shares”), which constitute all of the issued and outstanding shares of Common Stock;

WHEREAS, the holders of options (each, an “Optionholder”) to purchase shares of Common Stock (each, an “Option”), as set forth on Annex B, hold outstanding and unexercised Options to purchase 34,506 shares of Common Stock;

WHEREAS, the Company, together with the other Acquired Companies (as defined herein), own and operate the Facilities (as defined herein);

WHEREAS, the Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, the Shares upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, Purchaser shall, at the Closing (as defined herein), make certain payments to Optionholders in consideration for the cancellation of such Options upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, at the Closing (as defined herein), Purchaser, the Sellers, the Company and the Escrow Agent (as defined herein) shall execute and deliver an Escrow Agreement, substantially in the form attached hereto as Annex C (the “Escrow Agreement”).

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Definitions and Rules of Construction

SECTION 1.01                                      Definitions.  Capitalized terms used in this Agreement shall have the meanings ascribed to them in this Agreement or in Exhibit A hereto.

SECTION 1.02                                      Rules of Construction.

(a)                     Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

(b)                     If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.  The term “includes” or “including” shall mean “including, without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.  The word “or” shall not be exclusive.

(c)                      Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)                     The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(e)                      The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(f)                       All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE 2

Purchase and Sale

SECTION 2.01                                      Purchase and Sale of Shares.

(a)                     At the Closing, Purchaser shall purchase from each Seller, and each Seller shall sell to Purchaser, all of each such Seller’s right, title and interest in and to such Seller’s

Shares, free and clear of all Liens, other than restrictions arising from applicable securities Laws, in exchange for the Purchase Price.

(b)                     The Company shall take all actions necessary to provide that, at the Closing, each Option that is then outstanding and unexercised (whether vested or unvested) shall be canceled and converted into the right to receive at the Closing from the Company, in consideration for such cancellation, an amount in cash, if greater than zero, equal to the product of (i) the number of shares of Common Stock subject to such Option immediately prior to such cancellation (whether vested or unvested), and (ii) the excess, if any, of (x) an amount equal to (1) the Estimated Purchase Price (without, for these purposes, giving effect to the deduction in clause (e) of the definition of Estimated Purchase Price) divided by (2) the number of Fully Diluted Shares over (y) the applicable exercise price of such Option (the “Option Payment”).  In addition, the Optionholders shall be entitled to receive a portion of any amounts calculated pursuant to Section 2.05(c) based on such Optionholder’s percentage set forth on the Payout Schedule.  The Option Payments shall be subject to all applicable federal, state and local Tax withholding requirements.

SECTION 2.02                                      Purchase Price.

(a)                     The aggregate purchase price for the Shares is an amount equal to the sum of (i) the amount set forth on Schedule C plus (ii) the Share Consideration Value (the aggregate amount in clauses (i) and (ii), the “Base Purchase Price”), plus (iii) the Closing Date Net Working Capital Adjustment Amount, plus (iv) the RGGI Adjustment Amount, minus (v) the Closing Date Net Indebtedness Amount, minus (vi) the aggregate amount of the Option Payments to be made by the Company pursuant to Section 2.01(b) and minus (vii) the Broker Amount (the sum of the amounts described in the immediately preceding clauses (i) through (vii), being referred to herein as the “Purchase Price”).

(b)                     Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a written notice setting forth (i) the amounts of the Estimated Net Working Capital Adjustment Amount, the Estimated RGGI Adjustment Amount, the Estimated Net Indebtedness Amount, the Broker Amount, the Estimated Purchase Price and the Closing Payment, in each case, which shall be calculated in accordance with the methodology set forth on Annex D, together with reasonable supporting information and calculations, and (ii) a schedule allocating (A) the Share Consideration between the Sellers, (B) the Closing Payment payable to each of the Sellers and the Option Payments payable to each of the Optionholders and setting forth the account or accounts to which the Closing Payment (or allocated portions thereof) or Option Payments should be delivered and, (C) the allocable percentages of amounts to be paid to the Sellers and the Optionholders pursuant to Section 2.05(c), if any, as between each Seller and each Optionholder, (D) the allocable percentages of amounts to be paid by the Sellers pursuant to Section 2.05(c) or Article 9, if any, as between each Seller, (E)  the Escrow Amount payable into the Escrow Account and (F) the Broker Amount among the Persons set forth on Section 3.06 of the Company Disclosure Schedule and Section 4.15 of the Company Disclosure Schedule and setting forth the account or accounts to which the Broker Amount (or allocated portions thereof) should be delivered (clause (ii), the “Payout Schedule”).

(c)                      At the Closing, Purchaser shall pay to each Seller its allocated portion of the Closing Payment, shall pay to the Company to pay to each Optionholder its allocated portion of the Option Payments, shall pay to each Person set forth on Section 3.06 of the Company Disclosure Schedule and Section 4.15 of the Company Disclosure Schedule its allocated portion of the Broker Amount, and shall pay into the Escrow Account the Escrow Amount, in each case, as set forth on the Payout Schedule by wire transfer of immediately available funds in U.S. Dollars to such account(s) as set forth on the Payout Schedule; provided, that prior to the Closing, if Sellers direct Purchaser to pay any portion of the Option Payments to the Sellers pursuant to any escrow arrangement entered into between Sellers and the applicable Optionholders, Purchaser shall pay such portion of the Option Payments to the Sellers at the Closing instead of to the Company.

SECTION 2.03                                      Closing.  The closing of the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Latham & Watkins LLP, at 885 Third Avenue, New York, New York, 10022, at 10:00 a.m., New York City time, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time, date and place as may be mutually agreed upon in writing by the Parties (the date on which the Closing actually occurs being referred to as the “Closing Date”); provided, however, that, the Closing Date shall not occur prior to the first Business Day after the final day of the Marketing Period applicable at the time of the satisfaction or waiver of the conditions precedent.  For the avoidance of doubt, the Closing and the Brayton Point Closing shall occur simultaneously.

SECTION 2.04                                      Closing Deliveries.  At the Closing:

(a)                     the Sellers shall deliver, or cause to be delivered, to Purchaser or its designees:

(i)                                      certificates evidencing the certificated Shares, if such Shares are certificated, duly endorsed in blank or accompanied by stock powers duly executed by each Seller, or instruments of assignment duly executed by each Seller, in form and substance reasonably acceptable to Purchaser effecting the transfer of the uncertificated Shares to Purchaser;

(ii)                                   evidence of the cancellation of the Options held by the Optionholders as of the Closing;

(iii)                                (a) a duly executed certification from the Company, in form and substance reasonably satisfactory to Purchaser, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, that the Company is not, and has not been at any time during the previous five (5) years, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (b) proof reasonably satisfactory to Purchaser that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) (the certificate and proof referred to in clauses (a) and (b), collectively, the “FIRPTA Certificate”); provided, that Purchaser’s sole right in the event the Sellers fail to cause such

FIRPTA Certificate to be delivered pursuant to this clause (iii) shall be to make an appropriate withholding to the extent required by Section 1445 of the Code;

(iv)                               the Escrow Agreement, duly executed by each of the Sellers and the Company;

(v)                                  certificates of good standing of the Sellers and each Acquired Company, or equivalent certificates, each issued as of the most recent practicable date available prior to the Closing Date by the Secretary of State (or equivalent Governmental Entity) of each such entity’s jurisdiction of organization; and

(vi)                               such other agreements, documents, instruments and writings as are required to be delivered by the Sellers at or prior to the Closing pursuant to Section 7.02 or as are otherwise reasonably required in connection with this Agreement; and

(b)                     Purchaser shall make the payments required to be made by it pursuant to Section 2.02(c) and Section 6.15 and deliver, or cause to be delivered, to the Sellers (i) the Escrow Agreement, duly executed by Purchaser and (ii) such other agreements, documents, instruments and writings as are required to be delivered by Purchaser at or prior to the Closing Date pursuant to the terms of Section 7.03 or as are otherwise reasonably required in connection with this Agreement.

(c)                      Dynegy shall deliver to the Sellers certificates representing the Share Consideration in accordance with the Payout Schedule.

SECTION 2.05                                      Post-Closing Adjustment.

(a)                     After the Closing Date, the Sellers and Purchaser shall cooperate with each other and provide each other with such access to their respective relevant books, records (including, closing trial balances and detailed reconciliations of balance sheet accounts) and employees (and those of the Acquired Companies) as they may reasonably request in connection with the matters addressed in this Section 2.05.  Within ninety (90) days after the Closing Date, Purchaser shall deliver to the Sellers a statement (the “Purchaser’s Statement”) setting forth its calculation of the Purchase Price (including the Closing Date Net Working Capital Adjustment Amount, the RGGI Adjustment Amount and the Closing Date Net Indebtedness Amount) together with reasonable supporting information and calculations.

(b)                     If the Sellers object to any matter set forth on the Purchaser’s Statement, then they shall provide Purchaser written notice thereof within thirty (30) days after receiving the Purchaser’s Statement, which notice shall specify in reasonable detail the basis for such dispute and the disputed items; provided, that the Sellers and Purchaser shall be deemed to have agreed upon all items and amounts that are not disputed by the Sellers in such written notice.  If the Parties are unable to agree on any matter set forth on the Purchaser’s Statement disputed by the Sellers in accordance with this Section 2.05(b), within one hundred thirty-five (135) days after the Closing Date, the Parties shall refer such dispute to KPMG LLP or, if KPMG LLP declines to act as provided in this Section 2.05(b), a firm of independent public accountants, mutually acceptable to Purchaser and the Sellers (the “Independent Accountants”), and the Parties shall cause such firm to make a final and binding determination as to only those matters in dispute with respect to this Section 2.05(b) on a timely basis, and, in any event, within thirty (30) days following its appointment, and shall cause such firm promptly to notify the Parties in writing of its resolution.  The Parties shall not authorize the Independent Accountants to modify or amend any term or provision of this Agreement or modify items previously agreed among the Parties.  The fees and other costs charged by the Independent Accountants shall be borne by Purchaser and the Sellers in proportion to the amounts by which their proposed calculations of the Purchase Price as initially submitted to the Independent Accountant differed from the Independent Accountant’s final calculation of the Purchase Price divided by the aggregate amount by which such proposed calculations of the Purchase Price differed from the Independent Accountant’s final calculation of the Purchase Price.  If the Sellers do not object to any matter set forth on the Purchaser’s Statement within the time period and in the manner set forth in the first sentence of this Section 2.05(b) or if the Sellers accept the Purchaser’s Statement, then the Purchaser’s Statement shall become final and binding upon the Parties for all purposes hereunder.

(c)                      If the Purchase Price, as finally determined as provided in Section 2.05(b) (as agreed between the Parties or as determined by the Independent Accountants), (i) exceeds the Estimated Purchase Price, then Purchaser shall pay the Sellers and shall pay the Company to pay to the Optionholders an amount equal to the amount of such excess (to be apportioned among the Sellers and Optionholders pursuant to the percentages set forth on the Payout Schedule), within five (5) Business Days after such amounts are agreed or determined pursuant to Section 2.05(b), by wire transfer of immediately available funds to an account or accounts designated with respect to such Sellers in the Payout Schedule, (ii) is less than the Estimated Purchase Price, then Purchaser and the Sellers shall notify the Escrow Agent to disburse to Purchaser from the Escrow Account in accordance with the Escrow Agreement an amount equal to the amount of any such shortfall within five (5) Business Days after such amounts are agreed or determined pursuant to Section 2.05(b), or (iii) is equal to the Estimated Purchase Price, then no payment shall be made pursuant to this Section 2.05.

SECTION 2.06                                      Withholding.  Purchaser and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law.  If Purchaser determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement, Purchaser shall provide notice to the Sellers no less than fifteen (15) days prior to the date on which such payment is to be made, with a written explanation substantiating the requirement to withhold, provided, however, that if the Sellers fail to deliver the certification contemplated by Section 2.04(a)(iii) then Purchaser shall not be required to provide any such notice or written explanation with respect to amounts required to be withheld pursuant to Section 1445 of the Code as a result of such failure.  Purchaser and the Company shall promptly remit all withheld amounts to the applicable Taxing Authority in accordance with applicable Law.  Any amounts that are so deducted and withheld and promptly remitted to the applicable Taxing Authority in accordance with applicable Law shall be treated for all purposes of this Agreement as having been paid to such Seller or Optionholder, as applicable, in respect of which the deduction and withholding was made.

ARTICLE 3

Representations and Warranties of the Sellers

Except as disclosed in the Company Disclosure Schedule, each Seller, on a several and not joint basis, hereby represents and warrants to Purchaser as to itself, as of the date hereof and as of the Closing Date, as follows:

SECTION 3.01                                      Organization and Existence.  Such Seller is a limited partnership, organized under the laws of Delaware.  Such Seller has all requisite power and authority to enter into this Agreement and the Escrow Agreement and consummate the transactions contemplated hereby and thereby.  Such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Such Seller is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect.

SECTION 3.02                                      Authorization.  The execution, delivery and performance by such Seller of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder, and the consummation by such Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited partnership action on the part of such Seller.  This Agreement has been, and at the Closing the Escrow Agreement will be, duly executed and delivered by such Seller.  This Agreement constitutes, and at the Closing the Escrow Agreement will constitute, (assuming the due execution and delivery by each other party hereto and thereto) a valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.03                                      Governmental Consents; Litigation.  No consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, declaration or filing (each, a “Filing”) with, any Governmental Entity is required to be obtained or made by such Seller which has not been obtained or made by such Seller in connection with the execution and delivery of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby, other than (a) the Sellers’ Required Consents set forth in Section 3.03 of the Company Disclosure Schedule and (b) the Consents and Filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect or a Company Material Adverse Effect.  No Claim is pending or, to the Knowledge of the Sellers, threatened, against such Seller or any of its Affiliates (excluding any Acquired Company), that would, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect or a Company Material Adverse Effect.

SECTION 3.04                                      Noncontravention.  The execution, delivery and performance of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder by such Seller does not, and, subject to the Sellers obtaining the Sellers’ Required Consents, the consummation by such Seller of the transactions contemplated hereby and thereby will not contravene or violate any provision of (a)  the Organizational Documents of such Seller, (b) except for matters set forth in Section 3.04 of the Company Disclosure Schedule, any mortgage, lease, franchise, license, permit, agreement or other instrument to which such Seller is a party or by which such Seller is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder, or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) thereunder, or (c) any Law to which such Seller is subject, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect or a Company Material Adverse Effect or otherwise be material to the ownership of the Shares.

SECTION 3.05                                      Title.

(a)                     Except as set forth in Section 3.05 of the Company Disclosure Schedule, Each of the Sellers represents and warrants that it is the direct beneficial and record owner of, and has good and marketable title to, the Shares reflected to be owned by it on Annex A, in each case, free and clear of all Liens other than those arising pursuant to this Agreement, the Company’s Organizational Documents or applicable securities Laws.  At the Closing, Purchaser is acquiring good, valid and marketable title to such Shares free and clear of all Liens other than those arising pursuant to applicable securities Laws or pursuant to the actions of Purchaser or its Affiliates.

(b)                     Except as set forth in Section 3.05 of the Company Disclosure Schedule, Each Seller represents and warrants that other than this Agreement and the Organizational Documents of the Company, the Shares held directly or indirectly by such Seller, as the case may be, are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Shares and no Person has any outstanding or authorized option, warrant, call, or other right relating to the acquisition, sale or voting of such Shares or pursuant to which (i) such Seller is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire any such Shares or any securities or obligations convertible into Shares or (ii) such Seller has granted, or may be obligated to grant, a right to participate in the profits of the Company.

SECTION 3.06                                      Brokers.  Except as set forth in Section 3.06 of the Company Disclosure Schedule, no Seller or any of its Affiliates (excluding any Acquired Company) has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.  All unpaid fees and expenses as of the Closing of the Persons set forth in Section 3.06 of the Company Disclosure Schedule shall be included in the Broker Amount.

SECTION 3.07                                      Exclusive Representations and Warranties.  Except for the representations and warranties contained in this Article 3 (as modified by the Company Disclosure Schedule), none of the Sellers nor any other Person on their behalf, makes any other express or implied representation or warranty with respect to the Sellers, and the Sellers disclaim any other representations or warranties, express or implied, whether made by the Sellers or any other Person.

ARTICLE 4

Representations and Warranties of the Company

Except as disclosed in the Company Disclosure Schedule, the Company hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

SECTION 4.01                                      Organization and Existence.  Each Acquired Company (a) is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization; (b) has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and, with respect to the Company, all requisite power and authority to enter into this Agreement and the Escrow Agreement and consummate the transactions contemplated hereby and thereby; and (c) is duly qualified or licensed to do business in each other jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it, and with respect to the Company, in which the actions required to be performed by it hereunder, makes such qualification or licensing necessary.  Purchaser has been provided with true and correct copies of the current Organizational Documents of each Acquired Company.

SECTION 4.02                                      Capitalization and Subsidiaries.  The legal name, jurisdiction of organization and respective ownership of each Acquired Company is set forth in Section 4.02(a) of the Company Disclosure Schedule.  Except as set forth in Section 4.02(b) of the Company Disclosure Schedule, no Acquired Company owns any direct or indirect equity interest, participation or voting right in any other Person or any options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, stock appreciation rights, phantom stock, profit participation or other similar rights in or issued by any other Person, and no such interests, securities or rights are outstanding (other than pursuant to this Agreement) in respect of any such Acquired Company.  Section 4.02(c) of the Company Disclosure Schedule sets forth in respect of each Option, the holder thereof, the number of shares of Common Stock subject thereto and the per-share exercise price thereunder.

SECTION 4.03                                      Authorization.  The execution, delivery and performance by the Company of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement has been, and at the Closing the Escrow Agreement will be, duly executed and delivered by the Company.  This Agreement constitutes, and at the Closing the Escrow Agreement will constitute, (assuming the due authorization and delivery by each other party hereto and thereto) a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.04                                      Consents.  No Consent of or Filing with any Governmental Entity is required to be obtained or made by any Acquired Company which has not been obtained or made by such Acquired Company in connection with the execution and delivery of this Agreement or the Escrow Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the Company’s Required Consents set forth in Section 4.04 of the Company Disclosure Schedule and (b) the Consents and Filings the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.

SECTION 4.05                                      Noncontravention.  The execution, delivery and performance of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder by the Company does not, and, subject to the Company obtaining the Company’s Required Consents, the consummation by the Company of the transactions contemplated hereby and thereby will not, with respect to any Acquired Company, contravene or violate any provision of (a) the Organizational Documents of any Acquired Company, (b) except for matters set forth in Section 4.05 of the Company Disclosure Schedule, any Material Contract to which any Acquired Company is a party or is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder, or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) thereunder, or (c) any Law to which any Acquired Company is subject or by which any property or asset of any Acquired Company is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to be material to the ownership or operation in the ordinary course of business consistent with past practice of any affected Facility or any Acquired Company or the ownership of the Shares.

SECTION 4.06                                      Title to Subsidiaries.  Except as set forth in Section 4.06 of the Company Disclosure Schedule, each Acquired Company is the direct legal and beneficial owner of, and has good and marketable title to, the equity interests reflected to be owned by such Person in Section 4.02(a) of the Company Disclosure Schedule, free and clear of all Liens other than those arising under the Loan Documents and those arising pursuant to this Agreement, its respective Organizational Documents or applicable securities Laws.  The equity interests set forth in Section 4.02(a) of the Company Disclosure Schedule (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) were issued in compliance with Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract.  Except for the equity interest set forth in Section 4.02(a) of the Company Disclosure Schedule, there are no shares of common stock, preferred stock or other equity interests of any Acquired Company authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, stock-based performance units, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in an Acquired Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire or sell, any securities of an Acquired Company, or to participate in the profits of any Acquired Company, and no securities evidencing such rights are authorized, issued or outstanding.  Other than this Agreement and the Organizational Documents of the applicable Acquired Companies, such equity interests are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such interests.

SECTION 4.07                                      Financial Statements; Absence of Changes; No Undisclosed Liabilities.

(a)                     Section 4.07(a) of the Company Disclosure Schedule sets forth (i) the unaudited combined balance sheet (such balance sheet, the “Balance Sheet”), together with related combined statement of operations, stockholders equity and cash flow, for the Combined Acquired Companies as of and for the six (6) months ended June 30, 2014, (ii) the audited statement of operating revenues and direct operating expenses for the period from January 1, 2013 through August 29, 2013 and for the year ended December 31, 2012 for Brayton Point Energy, LLC, and (iii) the audited combined balance sheet, together with related combined statements of operations, stockholders equity and cash flow, for the Combined Acquired Companies (which do not include pre-acqusition periods for Combined Acquired Companies acquired by the Company or its Affiliates in 2012 and 2013) as of and for the year ended December 31, 2012 and 2013 (clauses (i), (ii) and (iii), collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP consistently applied (other than, with respect to the unaudited Financial Statements, the audited statement of operating revenues and direct operating expenses for the period from January 1, 2013 through August 29, 2013 and for the year ended December 31, 2012 for Brayton Point Energy, LLC, normal recurring year-end adjustments and the absence of footnotes) and from the books and records of the Combined Acquired Companies on a consistent basis and fairly present in all material respects, the combined financial position and combined results of operations of the Combined Acquired Companies as of the date thereof or for the period set forth therein.

(b)                     Except as set forth in Section 4.07(b) of the Company Disclosure Schedule, since June 30, 2014, (i) the business of the Acquired Companies has been conducted in accordance with the ordinary course of business consistent with past practices in all material respects, (ii) there has not been any change, event or effect relating to the Acquired Companies that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect and (iii) none of the Acquired Companies has taken any action which, if taken after the date hereof, would require the consent of Purchaser pursuant to Sections 6.02(a)(ii) or (iv) through (x).

(c)                      Except for liabilities disclosed in Section 4.07(c) of the Company Disclosure Schedule and liabilities included as a current liability in the calculation of Closing Date Net Working Capital Adjustment Amount, the Acquired Companies have no liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied and which (x) are not reflected or reserved against in the Balance Sheet or incurred in the ordinary course of business since the date of the Balance Sheet, or (y) are in excess of $1,000,000.00 individually, or $5,000,000.00 in the aggregate.  Section 4.07(c) of the Company Disclosure Schedule sets forth the funded indebtedness of each of the Acquired Companies as of the date hereof.

SECTION 4.08                                      Litigation.  Except as disclosed in Section 4.08 of the Company Disclosure Schedule or as would not reasonably be expected to result in Losses in an amount in excess of $5,000,000, either individually or in the aggregate (if arising from related Claims), there are no Claims pending or, to the Knowledge of the Sellers, threatened, against or otherwise affecting any Acquired Company or its assets, including any condemnation or similar proceedings, by or before any Governmental Entity or arbitrator.

SECTION 4.09                                      Compliance with Laws and Permits.  Except as set forth in Section 4.09 of the Company Disclosure Schedule, (i) the Acquired Companies are, and have since the applicable Lookback Date been, in compliance in all material respects with all Laws, (ii) excluding any Environmental Permits, the Acquired Companies have all permits, certificates, licenses, franchises, writs, variances, exemptions, orders and other authorizations of all Governmental Entities (collectively, “Permits”) that are required to own, lease or operate their properties and assets and to conduct their businesses, and no Acquired Company is in violation of the terms of any Permit, expect where the failure to have such Permit or such violation would not reasonably be expected to be material to such ownership, lease, operation or conduct, and (iii) all such Permits are in full force and effect and are final and non-appealable, and, to the Knowledge of the Sellers, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, and (iv) no Claim to revoke, cancel, limit, suspend, restrict or modify any of such Permits has been served upon any of the Acquired Companies, or is pending or, to the Knowledge of the Sellers, threatened.

SECTION 4.10                                      Contracts.

(a)                     Other than Contracts with respect to which the Acquired Companies will not be bound or have liability after the Closing (including after giving effect to the transactions contemplated by Section 6.15), Section 4.10 of the Company Disclosure Schedule sets forth a list of the following Contracts in effect on the date of this Agreement to which any of the Acquired Companies, and, with respect to clause (x), any Seller or its Affiliates, is a party or by which any of their respective assets are bound (such Contracts listed on Section 4.10(a) of the Company Disclosure Schedule, collectively, the “Material Contracts”):

(i)                                      Contracts, including any service agreement or parts supply agreement, requiring payments in excess of $1,000,000.00 per annum or which resulted in payments during the fiscal year ended December 31, 2013, in excess of $1,000,000.00;

(ii)                                   Contracts for the purchase, exchange, sale or delivery of electric power (in any form, including energy, capacity or ancillary services);

(iii)                                Contracts for (A) the purchase, exchange, sale, delivery or discharge of natural gas, fuel oil, coal or water, or (B) the conversion of natural gas into electricity;

(iv)                               Contracts for the transportation of natural gas, fuel oil, coal or water;

(v)                                  Contracts with respect to storage, parking, loaning, distribution, wheeling, facility or meter construction, unloading, delivering or balancing of natural gas;

(vi)                               Contracts for the future sale of any material assets of the Acquired Companies (other than relating to the operation or maintenance of the assets of any of the Acquired Companies with a value less than $500,000.00, individually, or $2,500,000.00 in the aggregate (in each case, including any potential payment to exercise any right or option related to the assets of any of the Acquired Companies));

(vii)                            Electric and gas interconnection agreements;

(viii)                         Contracts pursuant to which all or a substantial portion of the operations, maintenance or management of a Facility is provided by a Person other than an Acquired Company;

(ix)                               Contracts with an Affiliate of any Acquired Company (other than a Contract between an Acquired Company and another Acquired Company);

(x)                                  any Contract that (A) is a guaranty, letter of credit, performance or surety bond, lien structure or similar credit support arrangement issued by or for the account of any Acquired Companies (collectively, the “Support Obligations”) or (B) provides a counterparty of any of the Acquired Companies the right, whether or not conditional, to require collateral posting or some other form of Support Obligation to be provided by, or on behalf of, any of the Acquired Companies party thereto, in excess of $1,000,000 individually;

(xi)                               any outstanding loan agreements, indentures, guarantee agreements, letters of credit, mortgages, promissory notes or other material documents relating to the Indebtedness of or issued at the request of any Acquired Company, or under which any of the Acquired Companies has created, incurred, assumed or guaranteed Indebtedness;

(xii)                            any outstanding futures, forward, swap, collar, put, call, floor, cap, option or other similar Contracts (collectively, “Derivative Products”), including with respect to electric power (in any form, including energy, capacity or ancillary services), natural gas, fuel oil, coal, emission allowances and offsets, and other commodities, currencies, interest rates, indices and securities;

(xiii)                         any Contract that is a joint venture, partnership or other similar agreement or that is a stockholders, registration rights or similar agreement;

(xiv)                        collective bargaining agreements;

(xv)                           leases pursuant to which any Acquired Company possesses its leasehold interest in any Leased Real Property;

(xvi)                        any Contract granting a Lien (other than a Permitted Lien) on any assets of any of the Acquired Companies, other than Contracts which, taken together, secure obligations in an aggregate amount of less than $1,000,000;

(xvii)                     Contracts with a Governmental Entity; and

(xviii)                  Contracts which contain any covenant which materially restricts any of the Acquired Companies from competing or engaging in the activity or business in which they currently engage, or the geographic area in which they may so engage.

(b)                     Purchaser has been provided with true and correct copies of all Material Contracts, including all amendments, supplements, schedules and exhibits thereto; provided that, with respect to the LTSAs, Purchaser has provided summaries of the material terms thereof.

(c)                      Except as set forth in Section 4.10(c) of the Company Disclosure Schedule, (i) each Material Contract (other than a Material Contract that will terminate or expire by its terms prior to Closing) constitutes the valid and binding obligation of the Acquired Company that is a party thereto and, to the Knowledge of the Sellers, the other parties thereto, and is in full force and effect in all material respects, and is enforceable by each of the Acquired Companies to the extent a party thereto in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) no Acquired Company, or, to the Knowledge of the Sellers, any counterparty to any Material Contract, is in breach, violation or default (or would be in breach, violation or default but for the existence of a cure period) in any material respect, and no event has occurred that with notice or the lapse of time or both constitute a breach or default thereunder by any Acquired Company, or to the Knowledge of the Sellers, any counterparty to any Material Contract and (iii) as of the date hereof, no Acquired Company has received written notice from any other party to any Material Contract that such party intends to terminate or not renew any such Material Contract.

SECTION 4.11                                      Ownership of Assets.

(a)                     Except as set forth in Section 4.11(a)(i) of the Company Disclosure Schedule, the Acquired Companies own and possess (i) good, marketable and indefeasible title to that certain real property described in the Title Commitments as being owned in fee by an Acquired Company (“Owned Real Property”), (ii) good and valid leasehold interests in and to that certain real property described in the Title Commitments as being leased (as lessee) by an Acquired Company (“Leased Real Property”) pursuant to the applicable leases described in such Title Commitments, (iii) good title to all material personal property, and (iv) such easement interests in and to that certain real property described in the Title Commitments as being subject to easement interests held by an Acquired Company (“Easement Real Property” and, collectively with Owned Real Property and Leased Real Property, the “Real Property”) pursuant to the applicable easements described in such Title Commitments, in each case, free and clear of all Liens other than (A) such imperfections of title, easements, encumbrances, restrictions and other Liens disclosed by the Title Commitments or set forth in Section 4.11(a)(ii) of the Company Disclosure Schedule, (B) other imperfections of title, easements, encumbrances, restrictions and other Liens not shown on Section 4.11(a)(ii) of the Company Disclosure Schedule which do not secure Indebtedness and do not, individually or in the aggregate, materially interfere with their ability to conduct their businesses as currently conducted or to utilize such properties for their intended purposes, (C) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s and other like Liens arising in the ordinary course of business which (x) are not, in the aggregate, material to the Acquired Companies and (y) relate to amounts not yet delinquent or being contested in good faith (and, with respect to (x) and (y), for which adequate reserves are maintained to the extent required by GAAP), (D) Liens for Taxes which are not yet delinquent or are being contested in good faith (and for which appropriate reserves are maintained to the extent required by GAAP), (E) Liens arising under conditional sales contracts and equipment leases with third parties set forth in Section 4.11(a)(ii) of the Company Disclosure Schedule, (F) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Entity, which do not, individually or in the aggregate, materially interfere with the ability of the Acquired Companies to conduct their businesses as currently conducted or to utilize such properties for their intended purposes, (G) all matters disclosed by the real property records of the county in which the Real Property or any portion thereof is located, (H) those matters that would be disclosed by an ALTA survey of the Real Property, which do not, individually or in the aggregate, materially interfere with the ability of the Acquired Companies to conduct their businesses as currently conducted or to utilize such properties for their intended purposes, and (I) Liens arising under the Loan Documents (the Liens referenced in clauses (A) through (I) hereof, the “Permitted Liens”).  Purchaser has been provided with true and correct copies of the Title Commitments.

(b)                     Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, none of the interests of the Acquired Companies in any material Real Property is subject to or encumbered by any purchase option, right of first refusal or other contractual right or obligation of any Acquired Company to sell, assign or dispose of such interests of such material Real Property.

(c)                      Except as set forth in Section 4.11(c) of the Company Disclosure Schedule or as disclosed in the Title Commitments, no Acquired Company has entered into any currently effective leases, subleases, licenses or agreements pursuant to which such Acquired Company has granted to any Person the right of use or occupancy of any portion of the Real Property.

(d)                     To the Knowledge of the Sellers, (i) the Facilities are located entirely within the boundary lines of the Real Property and may lawfully be used under applicable zoning, entitlement and other land use laws and regulations for their current use and (ii) there is no, proposed or pending proceeding to change or redefine the zoning classification of all or any portion of the Real Property.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, (i) the assets of the Acquired Companies to be transferred pursuant to this Agreement constitute all of the material assets necessary and sufficient for the operation of the Facilities as presently operated and (ii) neither Sellers nor any of their Affiliates (other than an Acquired Company) own any material assets used in or related to the operation of the Facilities as presently operated.

SECTION 4.12                                      Employee Matters.

(a)                     Section 4.12(a) of the Company Disclosure Schedule contains a list of each Benefit Plan.  With respect to each Benefit Plan, the Company has made available to Purchaser copies of (i) such Benefit Plan, (ii) each trust, insurance, annuity or other funding

Contract related thereto, (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two (2) most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto, and (v) the most recent IRS determination, advisory or opinion letter in respect of any Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code.

(b)                     Each Benefit Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in compliance in all material respects with applicable Laws and with the terms of such Benefit Plan.  There are no pending or, to the Knowledge of the Sellers, threatened claims by or on behalf or otherwise in respect of any of the Benefit Plans (other than routine claims for benefits).

(c)                      No Benefit Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) or any plan that is subject to Title IV of ERISA, and no Acquired Company nor any other entity that together with an Acquired Company would be treated as a single employer under Section 4001(b) of ERISA has ever maintained such a multiemployer plan or any plan subject to Title IV of ERISA.

(d)                     No Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment to any Company Employee (other than for continuation coverage required under Section 4980B(f) of the Code).

(e)                      Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(f)                       Except as set forth in Section 4.12(f) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, whether alone or together with any other event, will (i) entitle any Company Employee to severance pay or any other payment, (ii) increase or enhance any benefits payable under any Benefit Plan or (iii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any Company Employee.  Neither Sellers nor any Acquired Company is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code by reason of the transactions contemplated by this Agreement.

(g)                      Except as set forth in Section 4.12(g) of the Company Disclosure Schedule, no amount payable to any Company Employee under a Benefit Plan has been or will be subject to tax under Section 409A of the Code.

(h)                     Section 4.12(h) of the Company Disclosure Schedule sets forth a list of all collective bargaining agreements, side letters and memoranda of agreement between any

Acquired Company or any Affiliate thereof and any labor union representing any Company Employees (the “CBAs”).  No union representation, certification or decertification petition or proceeding has been filed and, to the Knowledge of the Sellers, no union authorization card campaign, election or other union organizing activity has been conducted relating to the Company Employees since the applicable Lookback Date.  Except as set forth in Section 4.12(h) of the Company Disclosure Schedule, since the applicable Lookback Date, there have been no strikes, lockouts, slowdowns, picketing, unfair labor practice charges, material grievances, material arbitrations, or other material labor stoppages or disputes against or affecting any Acquired Company, nor, to the Knowledge of the Sellers, are any strikes, lockouts, slowdowns, picketing, unfair labor practice charges, material grievances, material arbitrations, or other material labor stoppages or disputes pending or threatened.  Neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will result in any breach of any CBA or employment-related agreement to which any Acquired Company is a party.

SECTION 4.13                                      Environmental Matters.

(a)                     Except as disclosed in Section 4.13(a) of the Company Disclosure Schedule:

(i)                                      the Acquired Companies are now, and have been since the applicable Lookback Date, in material compliance with all applicable Environmental Laws;

(ii)                                   there are no suits, Claims or proceedings pending or, to the Knowledge of the Sellers, threatened against the Acquired Companies alleging any violation of, or liability under, any Environmental Law, in each case which are, or would reasonably be expected to be, material to the Acquired Companies;

(iii)                                the Acquired Companies are not subject to any material decree, order, judgment, permit or authorization requiring the investigation, containment, mitigation, removal, remediation or cleanup of any Hazardous Substance under any Environmental Law at any real property currently or formerly owned or operated by the Acquired Companies or any off-site property;

(iv)                               there is not now and there has not, since the applicable Lookback Date, been any Hazardous Substance (x) used, generated, treated, stored, transported, disposed of, released, deposited, placed, managed or handled on any owned or leased property currently or formerly associated with the business except in compliance with Environmental Law, or (y) otherwise existing on, under, about, or emanating from or to, any owned or leased property associated with the business except, in each case, for such Hazardous Substances that would not be reasonably expected to require investigation or cleanup under applicable Environmental Laws; and

(v)                                  (A) the Acquired Companies are not in violation in any material respect of the terms of any Environmental Permits used in the operation of their businesses, (B) each of the Acquired Companies holds and possesses all material Environmental Permits required under any Environmental Law for the operation of its facilities and all such Environmental

Permits are in full force and effect and are final and non-appealable (and are listed on Section 4.13(b) of the Company Disclosure Schedule), (C) no Claim to revoke, cancel, limit, restrict, suspend or modify any of such Environmental Permits has been served upon any of the Acquired Companies, or is pending or, to the Knowledge of the Sellers, threatened, and (D) no material consent, transfer or other approval with respect to the Environmental Permits will be required to allow the Acquired Companies to continue to operate under such Environmental Permits after Closing.

(b)                     The Company has delivered to, or otherwise made available for inspection by, Purchaser copies and results of any material reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or monitoring, in each case to the extent completed within the last five years, in the possession of the Sellers or any Acquired Company regarding: (i) any unresolved environmental liabilities of any Acquired Company; (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any Acquired Company; or (iii) any Acquired Company’s compliance with applicable Environmental Laws.

SECTION 4.14                                      Taxes.

(a)                     Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, (i) all material Tax Returns required to be filed by any Acquired Companies have been filed when due in accordance with applicable Law; (ii)  all material Taxes due and payable by any Acquired Company have been paid within the time required by Law; (iii) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to any material Tax of the Acquired Companies; (iv) there are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, material Taxes of the Acquired Companies; (v) the Acquired Companies have timely and properly collected, withheld and remitted to the Taxing Authority to whom such payment is due all amounts required to be collected or withheld by them for the payment of Taxes; (vi) there are no liens for any material Taxes upon the assets of the Acquired Companies other than for Taxes not yet delinquent; (vii) none of the Acquired Companies have participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), (viii) during the two years prior to the date of this Agreement, none of the Acquired Companies has been a party to a transaction intended to qualify under Section 355 of the Code; (ix) none of the Acquired Companies is a party to any Contract relating to the sharing, allocation or payment of, or indemnity for, any Taxes, other than (A) customary gross-up and indemnification provisions in credit agreements, derivatives, leases, supply agreements and other commercial Contracts entered into in the ordinary course of business, (B) limited liability company agreements, limited partnership agreements, operating agreements or other organizational documents and (C) the Prior Acquisition Agreements, (x) since the date of acquisition by the Company of the applicable Acquired Company, none of the Acquired Companies (A) has ever been a member of an affiliated, combined, consolidated or unitary group for purposes of filing any Tax Return, other than for purposes of filing affiliated, combined, consolidated or unitary Tax Returns of a group of which the Company was the common parent, or (B) has any liability arising from the application of Treasury Regulations Section 1.1502-6 (or under any similar provision of state, local or non-U.S. Law), other than with respect to the affiliated, combined, consolidated or unitary group of which the Company is the common parent; (xi) none of the Acquired Companies is required to make any adjustment in any material respect (nor has any Taxing Authority proposed in writing any such adjustment) pursuant to Section 481 of the Code, or any similar provision of applicable Law, for any Straddle Period or any Post-Closing Period as a result of a change in accounting method; (xii) none of the Acquired Companies is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing, (B) intercompany transaction, intercompany account or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) arising before the Closing, (C) installment sale or open transaction disposition made prior to the Closing, (D) prepaid amount received prior to the Closing, or (E) election under Section 108(i) of the Code; (xiii) no claim has ever been made in writing by a Taxing Authority in a jurisdiction where Tax Returns are not filed with respect to any of the Acquired Companies that such Acquired Company may be subject to taxation by that jurisdiction, which claim has not been resolved; and (xiv) to the Knowledge of the Sellers, there are no Tax exemptions, Tax holidays or other Tax reduction agreements or orders to which any Acquired Company is a party to or subject that will terminate as a result of the consummation of the transactions contemplated by this Agreement.

(b)                     Notwithstanding any provision in this Agreement to the contrary, (i) Section 4.12 and this Section 4.14 contain all of the representations and warranties by the Company regarding Taxes and all Tax matters of or related to the Acquired Companies, (ii) no breach or inaccuracy of any representation or warranty in this Section 4.14 shall entitle the Indemnified Purchaser Entities to be indemnified for Losses with respect to Taxes relating to any taxable period (or portion thereof) commencing after the Closing Date and (iii) the Indemnified Purchaser Entities shall not be entitled to indemnification for any reduction in or loss of net operating loss carryforwards, capital loss carryforwards or other Tax attributes that does not give rise to an actual cash income Tax arising from a breach of any of the representations and warranties made by the Company in this Section 4.14.

SECTION 4.15                                      Brokers.  Except as set forth in Section 4.15 of the Company Disclosure Schedule, none of the Acquired Companies has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. All unpaid fees and expenses as of the Closing of the Persons set forth in Section 4.15 of the Company Disclosure Schedule shall be included in the Broker Amount.

SECTION 4.16                                      Intercompany Obligations.  Except as set forth in Section 4.16 of the Company Disclosure Schedule, no obligations, Contracts or other liabilities exist between any of the Combined Acquired Companies, on the one hand, and any Seller or any of their Affiliates (other than the Combined Acquired Companies), on the other hand, that will continue in effect subsequent to the Closing.

SECTION 4.17                                      Insurance.  Section 4.17 of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies or programs of self-insurance maintained by the Acquired Companies with respect to which the Acquired Companies are a named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”).  Such Insurance Policies are in full force and effect and all premiums due on such Insurance Policies have been paid.  As of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination, nor any written notice of breach or default under any Insurance Policy, has been received by the Acquired Companies or any Affiliate thereof, and, to the Knowledge of the Sellers, no such action has been threatened.

SECTION 4.18                                      Intellectual Property; Information Systems.  Except as set forth in Section 4.18 of the Company Disclosure Schedule, the Acquired Companies own, free and clear of all Liens (other than Permitted Liens), or possess adequate licenses or other valid rights to use all existing software, trade secrets, patents, technology, trademarks, trade names, service marks, materials subject to copyright Laws, and other intangible intellectual property rights currently used in their business (the “Intellectual Property”), except where the failure to do so would not be material to the business of the Acquired Companies.  Except as would not be material to the business of the Acquired Companies, (a) the Acquired Companies are not party to any pending Claim, and have not received any written notice or other written communication, that any of the Acquired Companies is infringing any Intellectual Property of any other Person, nor, to the Knowledge of the Sellers, is there a basis for any such Claim in any material respect, and (b) to the Knowledge of the Sellers, no Person is infringing upon any Intellectual Property of the Acquired Companies.  The Acquired Companies take commercially reasonable measures to protect the material trade secrets, personally identifiable information and other confidential information, as well as the information systems, possessed by the Acquired Companies, and to the Knowledge of the Sellers, the Acquired Companies have incurred no material confidentiality, privacy or information system security breaches, nor any material information system outages or deficiencies, during the two (2) years prior to the date of this Agreement.

SECTION 4.19                                      Regulatory.

(a)                     Each of the Project Companies meets the requirements for, and has filed a self-certification with FERC or been found by FERC to be, an “exempt wholesale generator” within the meaning of PUHCA.

(b)                     Each of the Project Companies and EquiPower Resources Management, LLC has received authorization from FERC to sell electric energy, capacity and ancillary services at market-based rates under a filed tariff in a final order no longer subject to rehearing or appeal and has been granted such waivers and blanket authorizations (including blanket authorization to issue securities and to assume liabilities under Section 204 of the Federal Power Act, as amended, and Part 34 of FERC’s regulations) as are customarily granted to entities with market-based rate authority.

(c)                      None of the Acquired Companies is subject to, or not exempt from, regulation as a public utility holding company under PUHCA, except with respect to regulation applicable to exempt wholesale generators and public utility holding companies that are public utility holding companies solely with respect to exempt wholesale generators.

SECTION 4.20                                      Trading Activities.  The Acquired Companies have adopted a corporate risk policy that contains commodities risk policies (the “Commodity Risk Policy”) with respect to risk parameters, limits and guidelines (the “Acquired Companies Trading Guidelines”).  The Sellers have provided a true and complete copy of the Commodity Risk Policy to Purchaser prior to the date hereof, and the Commodity Risk Policy contains a true and correct description of the practice of the Acquired Companies with respect to Derivative Products, as of the date hereof.  As of the date hereof, except for exceptions approved in accordance with the Commodity Risk Policy or otherwise handled in all material respects according to the Commodity Risk Policy as in effect at the time at which such exceptions were handled, the Acquired Companies are operating in compliance with the Commodity Risk Policy and all Derivative Products of the Acquired Companies were entered into in accordance with the Commodity Risk Policy, the Acquired Companies Trading Guidelines, applicable Law and policies of any Governmental Entity.  At no time since January 1, 2011 has the net position of the Company and the Acquired Companies then owned by the Company resulting from all Derivative Products (the “Net Company Position”) not been within the risk parameters in all material respects that are set forth in the Acquired Companies Trading Guidelines except for such Net Company Positions that have been subsequently corrected in accordance with the Acquired Companies Trading Guidelines.

SECTION 4.21                                      Critical Asset and Critical Cyber Asset Compliance.  To the extent required by Law, and in the manner prescribed by NERC pursuant to the Critical Infrastructure Protection Standards, the Sellers have assessed the Acquired Companies and have determined that none of the assets of the Acquired Companies constitutes Critical Assets or Critical Cyber Assets pursuant to Critical Infrastructure Protection Standard -002-3.

SECTION 4.22                                      Exclusive Representations and Warranties.  Except for the representations and warranties contained in this Article 4 (as modified by the Company Disclosure Schedule), neither the Company nor any other Person on its behalf makes any other express or implied representation or warranty with respect to the Company, the Acquired Companies or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, express or implied, whether made by the Company or any other Person.

ARTICLE 5

Representations and Warranties of Purchaser and Dynegy

SECTION 5.01                                      Representations of Purchaser. Except as disclosed in the Purchaser Disclosure Schedule, Purchaser hereby represents and warrants to the Sellers and the Company, as of the date hereof and as of the Closing Date, as follows:

(a)                     Organization and Existence.  Purchaser has all requisite power and authority required to enter into this Agreement and consummate the transactions contemplated hereby.  Purchaser is a limited liability company duly organized, validly existing and in good standing in its jurisdiction of organization.  Purchaser is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(b)                     Authorization.  The execution, delivery and performance by Purchaser of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder, and the consummation by Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action on the part of Purchaser.  This Agreement has been, and at the Closing the Escrow Agreement will be, duly executed and delivered by Purchaser.  This Agreement constitutes, and at the Closing the Escrow Agreement will constitute, (assuming the due execution and delivery by each of the other parties hereto and thereto) a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(c)                      Consents.  No Consent of, or Filing with, any Governmental Entity which has not been obtained or made by Purchaser is required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby, other than (a) the Purchaser’s Required Consents set forth in Section 5.01(c) of the Purchaser Disclosure Schedule and (b) the Consents and Filings the failure of which to obtain or make would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(d)                     Noncontravention.  The execution, delivery and performance of this Agreement, the Escrow Agreement and the other agreements and instruments to be delivered hereunder by Purchaser does not, and, subject to obtaining Purchaser’s Required Consents, the consummation by Purchaser of the transactions contemplated hereby and thereby will not contravene or violate any provision of (a) the Organizational Documents of Purchaser, (b) any mortgage, lease, franchise, license, permit, agreement or other instrument to which Purchaser is a party or by which Purchaser is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder, or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) thereunder, or (c) any Law to which Purchaser is subject or by which any property or asset of Purchaser is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(e)                      Litigation.  There are no Claims pending or, to Purchaser’s Knowledge, threatened, against or otherwise relating to Purchaser or any of its Affiliates before any Governmental Entity or any arbitrator, that would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.  Purchaser is not subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator that prohibits the consummation of the transactions contemplated by this Agreement or would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(f)                       Compliance with Laws.  Purchaser is not in violation of any Law, except for violations that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(g)                      Brokers.  Neither Purchaser nor any of its Affiliates have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Sellers or their Affiliates could become liable or obliged.

(h)                     Investment Intent.  Purchaser acknowledges that neither the offer nor the sale of the Shares has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities laws.  Purchaser is acquiring the Shares for its own account and not with a view to or for sale in connection with any distribution (within the meaning of the Securities Act) thereof in violation of applicable securities Laws.

(i)                         Available Funds; Source of Funds.  Purchaser has received an executed debt commitment letter dated August 21, 2014 (the “Commitment Letter”) from Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, the Royal Bank of Canada, RBC Capital Markets, UBS AG, Stamford Branch and UBS Securities LLC (each, a “Financing Source” and, collectively, the “Financing Sources”), pursuant to which the Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to Purchaser the amount of financing set forth in the Commitment Letter to complete the purchase of the Shares in accordance with the terms and conditions of this Agreement.  A true and complete copy of the Commitment Letter has been previously provided to the Sellers.  Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date hereof.  As of the date hereof, the Commitment Letter is valid and in full force and effect and enforceable against Purchaser and, to the Knowledge of Purchaser, each other party thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity.  As of the date hereof, there are no conditions precedent or other contingencies related to the Financing as contemplated by the Commitment Letter, other than as set forth in the Commitment Letter, and none of the respective commitments contained in the Commitment Letter has been withdrawn or rescinded in any respect.  The aggregate proceeds contemplated by the Commitment Letter, together with cash available to Purchaser at Closing, will be sufficient for Purchaser to complete the transactions contemplated by this Agreement and to pay all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement.

(j)                        Investigation.  Purchaser is a sophisticated entity, knowledgeable about the industry in which the Acquired Companies operate, experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Shares.  Purchaser has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of interests of the type contemplated in this Agreement, and has independently made its own analysis and decision to enter into this Agreement.

(k)                     Disclaimer Regarding Projections.  Purchaser may be in possession of certain projections and other forecasts regarding the Acquired Companies, including projected financial statements, cash flow items and other data of the Acquired Companies and certain business plan information of the Acquired Companies.  Purchaser acknowledges that there are substantial uncertainties inherent in attempting to make such projections and other forecasts and plans, and that Purchaser is familiar with such uncertainties.  Accordingly, Purchaser acknowledges that, without limiting the generality of Section 3.07 or Section 4.19, neither the Sellers, the Company, nor any of their Affiliates, Representatives, agents or advisors has made any representation or warranty with respect to such projections and other forecasts and plans.

(l)                         Qualified Owner Status.  As of the date hereof and as of the Closing Date, Purchaser or its Affiliate (a) is a past or present direct or indirect owner of one or more electric generating facilities aggregating at least 1,000 MW and/or (b) has substantial experience as an operator of electric generating facilities.

SECTION 5.02                                      Representations of Dynegy.  Except as disclosed in the Purchaser Disclosure Schedule, Dynegy hereby represents and warrants to the Sellers and the Company, as of the date hereof and as of the Closing Date, as follows:

(a)                     Organization and Existence.  Dynegy has all requisite power and authority required to enter into this Agreement and consummate the transactions contemplated hereby.  Dynegy is a corporation duly organized, validly existing and in good standing in its jurisdiction of organization.  Dynegy is duly qualified or licensed to do business in each other jurisdiction where the actions required to be performed by it hereunder makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a material adverse effect on Dynegy’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(b)                     Authorization.  The execution, delivery and performance by Dynegy of this Agreement and the consummation by Dynegy of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Dynegy.  This Agreement has been duly executed and delivered by Dynegy.  This Agreement constitutes (assuming the due execution and delivery by each of the other parties hereto and thereto) a valid and legally binding obligation of Dynegy, enforceable against Dynegy in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(c)                      Consents.  No Consent of, or Filing with, any Governmental Entity which has not been obtained or made by Dynegy is required to be obtained or made by Dynegy in connection with the execution and delivery of this Agreement and the consummation by Dynegy of the transactions contemplated hereby, other than (a) Dynegy’s Required Consents and (b) the Consents and Filings the failure of which to obtain or make would not reasonably be expected to result in a material adverse effect on Dynegy’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.  No Consent of the stockholders of Dynegy is required with respect to the issuance of the Share Consideration to Sellers.

(d)                     Noncontravention.  The execution, delivery and performance of this Agreement by Dynegy does not, and, subject to obtaining Dynegy’s Required Consents, the consummation by Dynegy of the transactions contemplated hereby and thereby will not contravene or violate any provision of (a) the Organizational Documents of Dynegy, (b) any mortgage, lease, franchise, license, permit, agreement or other instrument to which Dynegy is a party or by which Dynegy is bound, or result in the termination or acceleration thereof, or entitle any party to accelerate any obligation or indebtedness thereunder, or constitute (with due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) thereunder, or (c) any Law to which Dynegy is subject or by which any property or asset of Dynegy is bound or affected except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Dynegy’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(e)                      Financial Statements.  Section 5.02(e) of the Purchaser Disclosure Schedule sets forth (i) the unaudited consolidated balance sheet, together with related consolidated statement of operations and cash flow, for Dynegy as of and for the six (6) months ended June 30, 2014 (such balance sheet, the “Dynegy Balance Sheet”), and (ii) the audited consolidated balance sheets, together with related consolidated statements of income and cash flow, for Dynegy as of and for the year ended December 31, 2013 (clauses (i) and (ii), collectively, the “Dynegy Financial Statements”).  The Dynegy Financial Statements have been prepared in accordance with GAAP consistently applied (other than, with respect to the unaudited Dynegy Financial Statements, normal recurring year-end adjustments and the absence of footnotes) and from the books and records of the Dynegy on a consistent basis and fairly present, in all material respects, the consolidated financial position and consolidated results of operations of Dynegy as of the date thereof or for the period set forth therein.

(f)                       No Undisclosed Liabilities. Dynegy has no liabilities that would be required to be reflected on a balance sheet prepared in accordance with GAAP consistently applied and which (x) are not reflected or reserved against in the Dynegy Balance Sheet or incurred in the ordinary course of business since the date of the Dynegy Balance Sheet, (y) are incurred pursuant to the transactions contemplated by this Agreement, or (z) are not, individually or in the aggregate, material to the business or operations of Dynegy.

(g)                      Share Consideration.  The Share Consideration is duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will be issued in compliance with Law, will be issued and approved for listing on the New York Stock Exchange, and will not be issued in breach or violation of any preemptive rights or Contract.

(h)                     Dynegy Filings.  Dynegy has filed all reports and other documents required to be filed by Dynegy under the Exchange Act of 1934, as amended (the “Exchange Act”), since October 1, 2012 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein being collectively referred to herein as the “SEC Reports”) on a timely basis.  The SEC Reports comply in all material respects with the requirements of the Exchange Act and none of the SEC Reports, when filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of Dynegy included in the SEC Reports comply in all material respects with the rules and regulations of the Securities and Exchange Commission with respect thereto as in effect at the time of filing (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment).

SECTION 5.03                                      Exclusive Representations or Warranties.  Except for the representations and warranties contained in this Article 5 (as modified by the Purchaser Disclosure Schedule), none of Purchaser, Dynegy or any other Person on its behalf makes any other express or implied representation or warranty with respect to Purchaser, Dynegy or the transactions contemplated by this Agreement, and Purchaser and Dynegy disclaims any other representations or warranties, express or implied, whether made by Purchaser, Dynegy or any other Person.

ARTICLE 6

Covenants

SECTION 6.01                                      Information Pending Closing.

(a)                     From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 10.01 (the “Interim Period”), the Company shall provide Purchaser and its Representatives, as reasonably requested by Purchaser, reasonable access at reasonable times and upon reasonable prior notice during normal business hours, to the officers and employees, properties and books and records of the Acquired Companies, but only to the extent such access does not unreasonably interfere with the business or operations of the Acquired Companies.  Notwithstanding the foregoing, the Company shall not be required to provide any information (a) which any Seller reasonably believes it or the Acquired Companies are prohibited from providing to Purchaser by reason of applicable Law, (b) which in the opinion of legal counsel to the Sellers, will result in the loss of attorney/client privilege, (c) which the Sellers or the Acquired Companies are required to keep confidential or prevent access to by reason of any Contract with a third party, (d) relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Sellers’ counsel, might reasonably result in antitrust difficulties for the Sellers or their Affiliates or (e) relating to any potential sale of any of the Acquired Companies or the Facilities to any other Person, provided that the Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements, or seek appropriate waivers or consents, under circumstances in which the restrictions of clause (a) of this sentence apply.  Notwithstanding anything contained herein, during the Interim Period, Purchaser shall not be permitted to contact any of the Acquired Companies’ employees, vendors, customers or suppliers regarding the transactions contemplated by this Agreement without receiving prior written authorization from the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.  For the avoidance of doubt, all information provided pursuant to this Section 6.01 shall be subject to the Confidentiality Agreement; provided, however that Purchaser shall be permitted to contact certain of the Acquired Companies’ employees, vendors, customers or suppliers, in coordination with the Company, for the sole purpose of discussing the transition in ownership of the Acquired Companies.

(b)                     In furtherance and not in limitation of Section 6.01(a), at any time and from time to time after the date hereof, Sellers will allow, and will cause the Acquired Companies to allow, Purchaser and its representatives reasonable access to the Derivative Products trading operations of the Acquired Companies and their respective books and records, and will cooperate with Purchaser to develop appropriate procedures to permit Purchaser and its approved Representatives (such approval by the Sellers not to be unreasonably withheld, conditioned or delayed) to monitor the aggregate net positions in the Derivative Products trading portfolio of the Acquired Companies, subject to the other terms of this Agreement, the terms of the Confidentiality Agreement and applicable Laws.  Purchaser shall have the right to appoint an individual who will exercise the rights granted to Purchaser pursuant to this Section 6.01(b) and as further set forth in Section 6.01(b) of the Purchaser Disclosure Schedule.  No information made available to Purchaser, its monitor, or any other individual or entity pursuant to this Section 6.01(b) shall be made available to any employee of Purchaser or its affiliates (as that term is defined under FERC regulations) which employee engages in, or directs, oversees or executes, the sale, marketing, or trading of physical electricity or financial electricity derivative products.

SECTION 6.02                                      Conduct of Business Pending the Closing.

(a)                     Subject to paragraph (c) below, during the Interim Period, the Company shall, and the Sellers shall cause each Acquired Company (other than Elwood) to, and shall, to the extent the Sellers or any Acquired Company (other than Elwood) can control the operations of Elwood, cause Elwood to: (x) operate in the ordinary course of business consistent with past practices and (y) use commercially reasonable efforts to (A) preserve, maintain and protect the assets and properties of the Acquired Companies, and keep intact their respective business organizations and goodwill, and keep available the services of their respective officers and key employees, (B) maintain the Permits, and (C) maintain all material relationships with customers, suppliers, independent system operators, Governmental Entities and others having business relationships with them.  Without limiting the foregoing, except as otherwise contemplated by this Agreement, as required by Law, as set forth in Section 6.02(a) of the Company Disclosure Schedule or as consented to in writing by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, from the date of this Agreement through the Closing, the Company shall not, and the Sellers shall cause each Acquired Company other than Elwood not to, and shall, to the extent the Sellers or any Acquired Company (other than Elwood) can control the operations of Elwood, cause Elwood not to, do the following:

(i)                                      sell, lease, transfer, pledge or otherwise encumber, convey, abandon, cancel or otherwise dispose of any assets, rights, securities or business, other than (A) sales or dispositions of electric products or Derivative Products, in each case, in the ordinary course of business consistent with past practice, (B) sales or dispositions already contracted by an Acquired Company prior to the date of this Agreement, (C) sales or dispositions of items or materials in an amount not in excess of $2,500,000.00 in the aggregate, or (D) sales, transfers, conveyances abandonments, cancelations or other dispositions of obsolete fixtures, equipment and tangible personal property;

(ii)                                   (A) fail to maintain its existence or merge or consolidate with any other Person or acquire all or substantially all of the assets of any other Person, or (B) make any acquisition of any assets, business, stock or other properties in excess of $2,500,000 individually or $5,000,000 in the aggregate;

(iii)                                (A) enter into, assume, terminate, assign, partially or completely amend, grant any waiver of any material term under, grant any material consent with respect to, or fail to comply in any material respect with, any Material Contract or Contract that would be a Material Contract if in existence on the date hereof other than (1) entering into Contracts otherwise required or permitted to implement another provision of this Section 6.02(a), or (2) participating in capacity auctions in the ordinary course of business consistent with past practice or (B) amend any Organizational Document of any Acquired Company;

(iv)                               issue, reserve for issuance, pledge or otherwise encumber, redeem, transfer or sell, or enter into any arrangement to do any of the foregoing, with respect to any of its respective equity interests or any options, warrants or rights of any kind to acquire any membership interests or shares of capital stock or any other class of debt or equity securities, other than (i) the issuance of Common Stock upon the exercise of Options or (ii) the redemption of Common Stock or Options held by employees of an Acquired Company in connection with the termination of their employment pursuant to the terms of award agreements governing such Common Stock or Options;

(v)                                  liquidate, dissolve or otherwise wind up its business or operations;

(vi)                               purchase any equity securities of any Person other than the redemption of Shares or Options held by employees in connection with the termination of their employment pursuant to the terms of award agreements governing such Shares or Options;

(vii)                            amend or modify its respective Organizational Documents;

(viii)                         except as required by changes in applicable Law or changes in GAAP, change any material accounting method, principle or practice;

(ix)                               effect any recapitalization, reclassification, split or other change in its capitalization;

(x)                                  engage in any material new line of business;

(xi)                               other than any Indebtedness solely between Acquired Companies or Indebtedness in respect of the Credit Agreement which such Indebtedness in respect of the Credit Agreement will be repaid or otherwise discharged as contemplated pursuant to Section 6.15, create, incur, assume or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(xii)                            waive, release, settle or compromise any pending or threatened Claim or compromise or settle any liability, in each case in an amount in excess of $1,250,000.00 individually or $2,500,000.00 in the aggregate or that is otherwise material to the business of the Acquired Companies;

(xiii)                         fail to maintain, cancel or materially change coverage under any Insurance Policy;

(xiv)                        settle or compromise any material liability for Taxes, amend any Tax Return, adopt or change any method of accounting for Tax purposes, make any material Tax election, or enter into any closing agreement with respect to any material Tax, in each case, that would materially increase the Taxes of any Acquired Company except, in each case, in the ordinary course of business or as required by Law;

(xv)                           except (i) to the extent required by applicable Law or (ii) to the extent required by any Benefit Plan or CBA, in each case, which is set forth on the Company Disclosure Schedule and as in effect on the date of this Agreement, grant any increase in the compensation or severance pay to any officer of any Acquired Company, or adopt, enter into or amend any Benefit Plan;

(xvi)                        except to the extent required by applicable Law, enter into any collective bargaining agreement or amend, modify or extend the term of any CBA;

(xvii)                     declare, set aside or pay any dividends or distributions, in cash or otherwise, in respect of its capital stock;

(xviii)                  enter into or modify in any material respect, terminate, cancel, renew or assign any material Permit other than in the ordinary course of business or other than any such Permit that will expire or be satisfied in full prior to the Closing; or

(xix)                        modify in any material respect the Commodity Risk Policy, the Acquired Companies Trading Guidelines or any similar policy, other than modifications that are more restrictive to the Acquired Companies;

(xx)                           purchase or sell any Regional Greenhouse Gas Initiative CO2 allowances; or

(xxi)                        agree or commit to do any of the foregoing.

(b)                     Notwithstanding Section 6.02(a) or any other provision herein, the Acquired Companies may take commercially reasonable actions (whether or not permitted by Section 6.02(a)) with respect to emergency situations and/or as required to comply with applicable Law; provided, that any such action (other than as required to comply with applicable Law) shall be limited to necessary repairs due to breakdown or casualty and in the reasonable judgment of the Sellers for no longer than is required by any such emergency and with prompt notice to Purchaser with respect to such actions taken, and in no event later than twenty-four (24) hours after the taking of such actions and shall not include the incurrence of additional material Indebtedness (other than any such Indebtedness that will be repaid, discharged or released on or prior to the Closing).

(c)                      Prior to Closing, other than for the obligations, Contracts or other liabilities set forth in Section 6.02(c)(i) of the Company Disclosure Schedule, the Sellers shall cause all obligations, Contracts or other liabilities between the Combined Acquired Companies, on the one hand, and any Seller or any of their Affiliates (other than the Combined Acquired Companies), on the other hand, to be terminated without any cost or other liability or obligation to the Acquired Companies, including those Contracts set forth in Section 6.02(c)(ii) of the Company Disclosure Schedule.

(d)                     Nothing contained in this Section 6.02 is intended to give Purchaser the right to control or direct the operations of the Company or the Acquired Companies prior to the Closing.  Prior to the Closing, the Sellers, the Company and the other Acquired Companies shall exercise complete control and supervision over the Company’s and the other Acquired Companies’ operations.

(e)                      The Company shall use commercially reasonable efforts to cause the usable coal inventory at Kincaid Generating Station to not be less than the amount reasonably required to operate such Facility for a twenty-four (24) day period.

(f)                       Notwithstanding Section 6.02(a), during the Interim Period, the Acquired Companies shall be permitted to enter into any Commercial Hedges or any other hedging activities, including hedging programs contemplating physical delivery and the use of derivative financial instruments such as forward contracts, futures contracts and financial swap contracts (collectively, “Hedging Activities”), in each case in the ordinary course of business consistent with past practice; provided that the Hedging Activities shall not include taking a new position in any (i) options or other non-linear products or (ii) Hedging Activities related to plant generation output or fuel commodity requirements with a term extending beyond December 31, 2015; provided that the Acquired Companies may undertake such prohibited Hedging Activities if approved in writing on behalf of Purchaser by the individual set forth on Section 6.01(b) of the Purchaser Disclosure Schedule.

SECTION 6.03                                      Tax Matters.

(a)                     Tax Returns.  Purchaser shall be responsible for, and shall cause to be prepared and filed, the income Tax Returns for the Acquired Companies with respect to taxable periods ending on or before, or that include, the Closing Date, that are required to be filed after the Closing Date and with respect to Straddle Periods; provided, however, that Purchaser shall prepare all such Tax Returns in accordance with past practice (unless otherwise required by applicable law).  Purchaser shall submit all such Tax Returns to Sellers no later than fifteen (15) days prior to the due date of such Tax Returns for the Sellers’ review and comment, and Purchaser shall consider in good faith any such comments received from the Sellers and, for so long as the Sellers have any surviving indemnity obligations pursuant to Section 9.01(a)(iii), shall not file such Tax Returns without the Sellers’ prior written consent (not to be unreasonably withheld, conditioned or delayed).  In addition, for so long as the Sellers have any surviving indemnity obligations pursuant to Section 9.01(a)(iii), Purchaser shall not, and shall cause the Acquired Companies not to, make any election or deemed election under Section 338 of the Code (or any similar state, local or other Law) and Purchaser shall not, and shall cause the Acquired Companies not to, file or amend any Tax Return of any of the Acquired Companies with respect to any Pre-Closing Period or Straddle Period, make, change or revoke any Tax election with respect to any of the Acquired Companies for any Pre-Closing Period or Straddle Period or make or initiate any voluntary Tax disclosures or Tax amnesty or similar filings, in each case without the Sellers’ prior written consent (not to be unreasonably withheld, conditioned or delayed).

(b)                     Cooperation.  Purchaser and Sellers shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by any Party, in connection with the filing of Tax Returns and any Tax contest or other proceeding with respect to such Tax Returns.  Such cooperation shall include the retention and (upon a Party’s request) the provision of records and information which are reasonably relevant to any such Tax contest or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The requesting Party shall reimburse the cooperating Parties for all reasonable costs and expenses incurred by such cooperating Parties.

(c)                      Transfer Taxes.  Purchaser or the Sellers, as required by applicable Law, shall file all Tax Returns required to be filed to report Transfer Taxes imposed on or with respect to the transactions contemplated by this Agreement.  Purchaser, on the one hand, and the Sellers, on the other hand, shall each bear fifty percent of all such Transfer Taxes.

(d)                     Tax Contests.  Purchaser shall promptly notify the Sellers in writing upon receipt by the Purchaser or any of its Affiliates (including the Acquired Companies) of notice of any pending or threatened Tax audits, assessments, claims or other disputes relating to Taxes for which the Indemnified Purchaser Entities may be entitled to indemnification under Article 9 (“Tax Contests”).  The Sellers shall have the right to control any Tax Contests relating to Pre-Closing Periods; provided, that Purchaser shall be entitled to participate in such Tax Contests, the Sellers shall keep Purchaser informed of the progress of such Tax Contests (including by providing copies of any material written correspondence in connection therewith) and the Sellers shall not settle or compromise such Tax Contest without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed).  Purchaser shall have the right to control any Tax Contests relating to the Acquired Companies that are not controlled by the Sellers pursuant to the previous sentence; provided, that to the extent such Tax Contests relate to Straddle Periods, then for so long as the Sellers have any remaining indemnity obligations pursuant to Section 9.01(a)(iii), the Sellers shall be entitled to participate in such Tax Contests, Purchaser shall keep the Sellers informed of the progress of such Tax

Contests (including by providing copies of any material written correspondence in connection therewith) and Purchaser shall not settle or compromise such Tax Contest without the Sellers’ prior written consent (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding anything to the contrary, in the event of any inconsistency between this Section 6.03(d) and Section 9.03 with respect to any Tax Contest, this Section 6.03(d) shall govern.

(e)                      Conventions for Allocating Taxes Between Periods.

(i)                                      Purchaser acknowledges and covenants that, to the extent permitted by applicable Law for federal and state income Tax purposes, it will file a consolidated income Tax Return with the Acquired Companies starting on the day following the Closing Date and the Acquired Companies will become members of the affiliated group of corporations of which (to the extent such Acquired Companies constitute corporations for U.S. federal tax purposes) Dynegy is the parent on the day following the Closing Date.  To the extent permitted by applicable Law, Purchaser shall cause the Acquired Companies to elect to close their taxable year as of the Closing Date.

(ii)                                   The parties hereto agree that all Transaction Tax Deductions arising on or prior to the Closing Date have been or will be incurred before the Closing, and except as otherwise required by Law, the parties hereto agree to, and agree to cause their respective Affiliates to, treat for all Tax purposes (including for purposes of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B)) all such Transaction Tax Deductions as deductions allocable to Pre-Closing Periods.

(iii)                                The parties hereto agree, and agree to cause their respective Affiliates, to utilize the “next day rule” in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (and any similar provision of state, local or foreign Law) to treat any gain, income or other items that results from transactions occurring outside the ordinary course of business on the Closing Date after the Closing as arising in a Post-Closing Period rather than on the Closing Date.

(iv)                               No party shall, or shall allow an Affiliate to, make an election under Treasury Regulations Section 1.1502-76(b)(2)(ii) (or any other similar provision of foreign, state or local Law) to ratably allocate items incurred by the Acquired Companies with respect to the short taxable year ending on the Closing Date and the taxable year (or portion thereof) beginning on the day after the Closing Date.

(f)                       Any Tax refund or return of any posted amount with the state of Connecticut (whether as a bond or otherwise) (including any interest paid or credited with respect thereto) of any Acquired Company relating to taxable periods (or portions thereof) ending on or before the Closing Date that is received by the Purchaser or any of the Acquired Companies in respect of the Connecticut Generation Tax (a “CT Generation Tax Refund”) shall be the property of the Sellers and Optionholders.  Purchaser or the applicable Acquired Company shall, within 10 days after the receipt of any CT Generation Tax Refund pay to the Sellers and the Optionholders in accordance with the Payout Schedule the amount of such CT Generation Tax Refund (net of any Tax detriment to Purchaser or any Acquired Company resulting from, attributable to or arising in connection with the receipt by Purchaser or any

Acquired Company of such refund).  At the Sellers’ sole expense (such expense payable solely by the Sellers), Purchaser and its Affiliates shall, and shall cause the applicable Acquired Company or Acquired Companies to, file for and use commercially reasonable efforts to obtain all CT Generation Tax Refunds in cash; provided that such efforts shall not require Purchaser or its Affiliates to take any actions that may have an adverse effect on Purchaser or its Affiliates.  Purchaser shall, upon request, permit the Sellers to participate in the prosecution of any such CT Generation Tax Refund claim and Purchaser shall provide Sellers advance notice of, and the opportunity to participate in, any in-person or telephonic meetings with any Governmental Entities with respect to any CT Generation Tax Refunds.  The Parties shall treat all amounts paid by Purchaser or any Acquired Company under this Section 6.03(f) as adjustments to the Purchase Price for income Tax purposes, unless otherwise required by Law.

SECTION 6.04                                      Confidentiality; Publicity.

(a)                     Purchaser acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of a confidentiality agreement, dated as of May 28, 2014, between Energy Capital Partners, LLC, ECP II and Dynegy (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Acquired Companies.  Each Seller acknowledges that it shall not, and it shall cause its Affiliates not to, for a period of two (2) years after the Closing Date, disclose any Confidential Information which relates to the Acquired Companies to anyone other than Representatives of Purchaser or the Acquired Companies, except (i) for any such information that does not relate primarily to the Acquired Companies or which is requested by any Governmental Authority or that is required by applicable Law to be disclosed by it in connection with any Claim, and then, if permitted by Law, only after such Seller has given written notice to Purchaser of its obligation to disclose such information so that Purchaser may waive compliance with the provisions of this Section 6.04(a) or be given an opportunity to obtain an appropriate protective order with respect to such disclosure, and the Sellers shall reasonably cooperate with Purchaser in connection with obtaining such protective order; provided that, if in the absence of a protective order or the receipt of a waiver from Purchaser, such Seller has been advised by legal counsel that it is required to disclose such information, such Seller may disclose such information, and (ii) for the avoidance of doubt (and notwithstanding anything to the contrary contained in this Section 6.04), each such Seller and its Affiliates may, without the prior consent of Purchaser, issue any non-public release or statement or otherwise disclose information with respect to this Agreement, other transaction documents or the transactions contemplated thereby (including the Purchase Price and other terms of the Agreement or other transaction documents) to any of its Affiliates, representatives, lenders and current and potential investors, in each case which are subject to contractual confidentiality obligations with respect to the information disclosed to them (whether pursuant to such release or statement or otherwise).

(b)                     None of Purchaser, the Sellers, or any of its or their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Sellers or Purchaser, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Exchange Act or the Securities Act or any rules promulgated thereunder or the rules of any national securities exchange), in which case the Sellers or Purchaser, as applicable, shall use their reasonable best efforts to coordinate or communicate such announcement or communication with the Sellers or Purchaser, as applicable, prior to announcement or issuance; provided, however, that, subject to Section 6.04, each Party and its Affiliates may make internal announcements regarding this Agreement and the transactions contemplated hereby to their and their Affiliates’ respective directors and officers and employees without the consent of the other Party; and provided, further, that, subject to Section 6.01 and Section 6.04, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

(c)                      Notwithstanding the provisions of the Confidentiality Agreement or subsections (a) and (b) hereof, nothing in this Agreement or the Confidentiality Agreement shall prevent Purchaser or any of its Subsidiaries from disclosing any information, including “Evaluation Material” and the Required Financial Information (i) to any Financing Party in connection with any Financing so long as (A) such recipient shall be subject to confidentiality obligations consistent with those set forth in the second paragraph of Section 9 of the Commitment Letter (as in effect on the date hereof) and (B) Purchaser and its Affiliates enforce their rights under the Commitment Letter as in effect on the date hereof with respect to the confidentiality of any such information, (ii) in an offering circular, prospectus, bank book, comfort letters or private placement memorandum in connection with any Financing, (iii) for the purposes of establishing a “due diligence” defense in connection with any Financing, (iv) to the extent reasonably necessary to perform any diligence with respect to, or confirm the accuracy of the Required Financial Information or (v) with Sellers’ consent, as applicable.  In addition to, and not in limitation of, the above, in furtherance of Sellers’ obligations under Section 6.18, Purchaser or any of its Subsidiaries may disclose any information, including Evaluation Material, to any Financing Party involved in the preparation of the information provided pursuant to Section 6.18 to the extent reasonably necessary to perform any diligence with respect to, or confirm the accuracy of, the Required Financial Information, in each case subject to (x) the Sellers’ prior consent (not to be unreasonably withheld, conditioned or delayed) and (y) the recipient of such information being subject to the confidentiality obligations under the Confidentiality Agreement and this Agreement. Notwithstanding the foregoing, Purchaser and its Affiliates shall not disclose any information, including any Evaluation Material, that would cause any of the Acquired Companies to be in breach or default under any representation or warranty of the Acquired Companies set forth in this Agreement.

SECTION 6.05                                      Post-Closing Books and Records; Financial Statements.  As of the Closing and subject to Section 6.04(a), the Sellers and their Affiliates shall be entitled to retain copies (at the Sellers’ sole cost and expense) of any such books, records and other documents which pertain solely to the ownership or operation of the Acquired Companies.  Purchaser shall, and shall cause the Acquired Companies to, retain, for at least seven (7) years after the Closing Date, all material books, records and other documents pertaining to the Acquired Companies’ businesses that relate to the period prior to the Closing Date, except for Tax Returns and supporting documentation relating to the Acquired Companies’ businesses or the Acquired

Companies’ assets which shall be retained until sixty (60) days after the date required by applicable Law, and to make the same available after the Closing Date for inspection and copying by the Sellers (at the Sellers’ sole cost and expense), during regular business hours without significant disruption to the Acquired Companies’ businesses and upon reasonable request and upon reasonable advance notice.  At and after the expiration of such period, if the Sellers or any of their Affiliates have previously requested in writing that such books and records be preserved, Purchaser shall, and shall cause the Acquired Companies to, either preserve such books and records for such reasonable period as may be requested by the Sellers or transfer such books and records to the Sellers or their designated Affiliates, in each case at the Sellers’ expense.

SECTION 6.06                                      Expenses.  Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, including any fees, expenses or other payments incurred or owed by a Party to any brokers, financial or legal advisors or comparable other persons retained or employed by such Party in connection with the transactions contemplated by this Agreement.

SECTION 6.07                                      Employee Matters.

(a)                     Benefit Plans.  From and after the Closing Date, Purchaser shall, or shall cause the Acquired Companies to, assume and honor all liabilities and obligations to or in respect of the Company Employees under all Benefit Plans.

(b)                     Continuation of Compensation and Benefits.  For a one (1)-year period following the Closing, Purchaser shall provide, or shall cause to be provided, to each Continuing Employee who is not covered by a CBA (each, a “Non-Unionized Continuing Employee”): (i) annual base salary no less than the annual base salary provided to such Non- Unionized Continuing Employee immediately prior to the Closing Date and (ii) incentive compensation opportunities that are no less favorable and employee benefits that are no less favorable in the aggregate to such Non-Unionized Continuing Employee than those incentive compensation opportunities and employee benefits, respectively, that Purchaser or its Affiliates provide to their similarly situated employees during such period.  Nothing in this Section 6.07 shall require Purchaser or its Affiliates or any Acquired Company to continue the employment of any Non-Unionized Continuing Employee for any specified period.

(c)                      Severance and Paid Time Off.  Without limiting the foregoing provisions of this Section 6.07, for a one (1)-year period following the Closing, Purchaser shall provide, or shall cause to be provided, severance and paid time off benefits to each Non-Unionized Continuing Employee that, respectively, are no less favorable than the severance and paid time off benefits in effect in respect of such Non-Unionized Continuing Employee immediately before the Closing pursuant to (i) if such Non-Unionized Continuing Employee is a party to an employment agreement with the Company, as in effect immediately before the Closing (each, an “Employment Agreement”), such Non-Unionized Continuing Employee’s Employment Agreement, or (ii) if such Non-Unionized Continuing Employee is not party to an Employment Agreement, the Company Severance Policy, as effective July 1, 2014 (the “Company Severance Policy”).  With respect to any Non-Unionized Continuing Employee whose employment with any Acquired Company terminates under circumstances giving rise to severance (the date of such termination of employment, such Non-Unionized Continuing Employee’s “Employment Termination Date”) during the period between the Closing Date and the day immediately prior to the six-month anniversary of the Closing Date and who, during the period between such Non-Unionized Continuing Employee’s Employment Termination Date and the six month anniversary of such Employment Termination Date, is hired to perform services by any of Sellers or any Affiliate of any of Sellers other than the Acquired Companies (each a “Seller Employer”), Sellers shall reimburse Purchaser for a portion of the severance payments payable to such Non-Unionized Continuing Employee, with such portion to be determined by multiplying the total amount of the severance payments payable to such Non-Unionized Continuing Employee by a fraction, (A) in the case of any Non-Unionized Continuing Employee who is a party to an Employment Agreement, the numerator of which is the number of days such Non-Unionized Continuing Employee is employed by a Seller Employer during the period during which such severance payments are payable pursuant to such Employment Agreement (such period, such Non-Unionized Continuing Employee’s “Employment Agreement Severance Period”) and the denominator of which is the total number of days in such Non-Unionized Continuing Employee’s Employment Agreement Severance Period and (B) in the case of any Non-Unionized Continuing Employee who is not party to an employment agreement, the numerator of which is the number of days such Non-Unionized Continuing Employee is employed by a Seller Employer during such Non-Unionized Continuing Employee’s Severance Policy Severance Period and the denominator of which is the total number of days in such Non-Unionized Continuing Employee’s Severance Policy Severance Period; provided that, for purposes of this sentence, no severance benefits agreed to by Purchaser or its Affiliates (including the Acquired Companies) after the Closing in excess of the amounts provided for under the applicable Employment Agreement or the Company Severance Policy, as applicable, shall be taken into account.  Any amount to be reimbursed by the Sellers pursuant to the immediately preceding sentence shall be disbursed from the Escrow Fund.

(d)                     Benefit Continuation Waivers for Non-Unionized Continuing Employees.  Purchaser shall waive or cause to be waived all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to each Non-Unionized Continuing Employee under any employee benefit plans, programs and policies of Purchaser or any Affiliate thereof in which Non-Unionized Continuing Employees participate (or are eligible to participate) that are “welfare benefit plans” (as defined in Section 3(1) of ERISA) to the same extent that such conditions and waiting periods were satisfied or waived under the comparable Benefit Plan immediately prior to the Closing.  In addition, Purchaser shall provide or cause to be provided each Non-Unionized Continuing Employee with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Closing Date in satisfying any applicable co-payments, deductibles or other out-of-pocket requirements under any such welfare benefit plans for such plan year.

(e)                      Service Credit for Non-Unionized Continuing Employees.  Purchaser shall provide, or cause to be provided, to each Non-Unionized Continuing Employee credit for all service prior to the Closing Date, to the same extent as such service was credited under the comparable Benefit Plan or arrangement or entitlement of any Acquired Company, under all benefit plans and arrangements and employment-related entitlements (including severance and vacation/paid time-off policies) of Purchaser or its Affiliates for purposes of eligibility and vesting and, for purposes of severance and paid time off benefits, for purposes of benefit accrual and determination of level of benefits.  Notwithstanding the foregoing, such service shall not be recognized to the extent that it results in the duplication of benefits for the same period of service.

(f)                       401(k) Plan.  Subject to the requirements of any CBA, with respect to each Benefit Plan that is a 401(k) plan (any such plan, a “401(k) Plan”), following the Closing, Purchaser shall either (i) merge such 401(k) Plan into a 401(k) plan of Purchaser or its Affiliates or (ii) continue to maintain such 401(k) Plan as a separate plan for Continuing Employees.

(g)                      Collective Bargaining Agreements.  Purchaser shall cause the applicable Acquired Company to (i) continue to recognize each labor union that is party to a CBA as the collective bargaining representative for the applicable Continuing Employees covered by such CBA effective upon the Closing Date; (ii) continue to honor each CBA effective upon the Closing Date under the terms and conditions of such CBA; (iii) retain all liabilities and obligations under the CBAs to which any such Acquired Company is a party as of the Closing Date; and (iv) indemnify and hold harmless the Sellers and their Affiliates with respect to any Claims and liabilities attributable to the CBAs on or after the Closing Date.  The Sellers agree to, and shall cause the Acquired Companies to, engage in any type of bargaining that is required under the CBAs and Law prior to the Closing Date and in connection with the consummation of the transactions contemplated in this Agreement.

(h)                     Third-Party Rights.  The provisions of this Section 6.07 are for the sole benefit of the Parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Company Employee), other than the Parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.  Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; (ii) shall alter or limit the ability of the Sellers, Purchaser or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement; or (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

SECTION 6.08                                      Further Actions.

(a)                     During the Interim Period, subject to the terms and conditions of this Agreement, each Party agrees to use reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in an expeditious manner.

(b)                     The Parties will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Required Consents, any required approvals of parties to Contracts with the Acquired Companies, and any Filings or Consents with or from any Governmental Entity, including by (i) preparing and filing as soon as practicable (and in any event, within twenty-one (21) Business Days following the date of this Agreement) all necessary filings required to be made with FERC under Section 203 of the Federal Power Act, as amended, which shall be submitted to FERC in a form mutually acceptable to the Parties, (ii) preparing and filing as soon as practicable (and in any event, for the HSR Act, within twenty-one (21) Business Days following the date of this Agreement) all such Filings or Consents with or from any Governmental Entity or other Person that are required to be filed or obtained in order to consummate the transactions contemplated hereby, (iii) assuring that all such Filings are in material compliance with the requirements of applicable regulatory laws, (iv) making available to the other party such information as the other party may reasonably request in order to complete the Filings or to respond to information requests by any relevant Governmental Entity, (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keeping each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including but not limited to promptly furnishing the other with copies of notices or other communications, filings or correspondence between the Parties, or any of their respective subsidiaries, and any Governmental Entity (or members of their respective staffs) with respect to the transactions, (vi) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the transactions from any relevant Governmental Entity (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (vii) using their respective reasonable best efforts to cause the prompt expiration or termination of any applicable waiting period and clearance or approval by any relevant Governmental Entity, including defense against, and the resolution of, any objections or challenges, in court or otherwise, by any relevant Governmental Entity preventing consummation of the transactions, (viii) using their respective reasonable best efforts to take all actions necessary to cause all conditions set forth in Article 7 to be satisfied as soon as practicable, and (ix) executing and delivering any additional instruments necessary to fully carry out the purposes of this Agreement.  Each Party shall bear its own fees, costs and all other expenses associated with any Filings or Consents with or from any third party in connection with or otherwise related to the transactions contemplated hereby, except that all HSR Act filing fees shall be paid by Purchaser.  Prior to communicating any information to any Governmental Entity (or members of their respective staffs) in oral or written form, each Party shall permit counsel for the other Party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other Party in connection with, any proposed communication to any Governmental Entity (or members of their respective staffs) to the extent permitted by Law.  Each of Purchaser, on the one hand, and the Company and the Sellers, on the other hand, agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other Party the opportunity to attend and participate where appropriate and advisable under the circumstances.

(c)                      For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, except as would be reasonably likely to result in a material adverse effect upon the business of Purchaser and its Affiliates (which, for these purposes, shall be deemed to include the Combined Acquired Companies), taken as a whole, Purchaser and its Affiliates shall commit to any and all divestitures, licenses, hold separate or similar arrangements, conduct of business restrictions, and other actions and non-actions with respect to its assets and businesses as a condition to obtaining any and all Consents from Governmental Entities, as promptly as practicable, but in no event later than the Outside Date, including committing to take any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any State Attorney General or other Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition law or regulation, would preclude the occurrence of the Closing by the Outside Date.

(d)                     Each Party shall (i) promptly inform the other Party of any material communication made to, or received by, such Party from, any Governmental Entity regarding any of the transactions contemplated hereby, (ii) respond as promptly as reasonably practicable to any inquiries or requests for additional information and documentary material received from any Governmental Entity and (iii) except as required by applicable Law, not enter into any agreement with any Governmental Entity agreeing not to consummate the transactions contemplated by this Agreement.

(e)                      Subject to the compliance of the Parties with this Section 6.08, Purchaser, on the one hand, and the Sellers and the Company, on the other hand, shall not have any liability whatsoever to the other Party arising out of or relating to the failure to obtain any Consents or make any Filings, or because of the termination of, or default under, any Contract, in each case to the extent such Consents, Filings or Contracts are listed on Section 3.03 of the Company Disclosure Schedule, Section 4.04 of the Company Disclosure Schedule or Section 5.01(c) of the Purchaser Disclosure Schedule.

(f)                       Purchaser further agrees that during the Interim Period, neither it nor its Affiliates will enter into any other Contract to acquire or market or control the output of, nor acquire or market or control the output of, electric generation facilities or uncommitted generation capacity in the ISO-NE market if the proposed acquisition or the ability to market or control output of such additional electric generation facilities or uncommitted generation capacity in the ISO-NE market could reasonably be expected to increase the market power attributable to Purchaser and its Affiliates in the ISO-NE market in a manner materially adverse to approval of the transactions contemplated by this Agreement or the Brayton Point Agreement or that would reasonably be expected to otherwise prevent or materially interfere with, or materially delay the consummation of the transactions contemplated by, this Agreement or the Brayton Point Agreement.

SECTION 6.09                                      Post-Closing Cooperation; Further Assurances.

(a)                     After Closing, upon prior reasonable written request, each Party shall use commercially reasonable efforts to cooperate with each other in furnishing records, information, oral or written testimony, oral or written attestations and certifications, and other assistance in connection with transition matters and any inquiries or proceedings involving the Acquired Companies, but excluding any proceedings arising from disputes among the Parties. Each such requesting Party shall reimburse such cooperating Party for any reasonable out-of-pocket expenses paid or incurred by such cooperating Party as a result of any such requested cooperation.

(b)                     Each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

SECTION 6.10                                      Support Obligations.

(a)                     Prior to Closing, Purchaser shall use its commercially reasonable efforts (and shall reasonably cooperate with the Sellers’ efforts) to terminate, or cause Purchaser or any of the Acquired Companies to be substituted in all respects for the Seller and their Affiliates (other than the Acquired Companies) under, and the Sellers, their Affiliates (other than the Acquired Companies), and where applicable, their sureties or letter of credit issuers, to be released from their respective obligations under, the Support Obligations set forth in Section 6.10 of the Company Disclosure Schedule as soon as possible after Closing.  In furtherance and not in limitation of the preceding sentence, at the Sellers’ request, Purchaser will offer (and provide, if accepted) (i) a sufficient amount of letters of credit, (ii) cash collateral, and (iii) to assume the Sellers’ or their Affiliates’ obligations under guaranties, to the counterparties with respect to the Support Obligations to enable the Sellers and their Affiliates to terminate such Support Obligations without liability or otherwise be released or replaced in connection therewith; provided that, with respect to each Support Obligation, Purchaser shall not be required under this Section 6.10 to deliver replacement credit support of the same type as, or with terms and conditions substantially similar to, such Support Obligations, provided that the replacement credit support delivered by Purchaser complies with the terms and conditions of the applicable Contract or is otherwise acceptable to the counterparty thereto.  For any Support Obligations for which Purchaser or any of the Acquired Companies, as applicable, is not substituted in all respects for the Sellers and their Affiliates (and for which the Sellers and their Affiliates are not released) effective as of the Closing, (a) Purchaser shall continue to use its commercially reasonable efforts and shall cause the Acquired Companies to use their commercially reasonable best efforts to effect such substitution and release as soon as possible after the Closing, and provided, that in the event that any Support Obligation cannot be replaced at or prior to the Closing, Purchaser’s obligations hereunder shall be satisfied if Purchaser or its Affiliate enters into at Closing a back-to-back guarantee with respect to such Support Obligation for the benefit of the Sellers in the form of an irrevocable, standby letter of credit or other similar form of security for 100% of the Sellers’ or their Affiliates’ obligations with respect to such Support Obligation and (b) the Sellers and their Affiliates shall continue to maintain such Support Obligations as required pursuant to the terms of the Support Obligations and the related Contracts.

(b)                     If any continuing Support Obligation addressed by the last sentence of Section 6.10(a) is drawn upon after the Closing Date, Purchaser shall pay, or cause the applicable Acquired Company to pay, Sellers or their designees the amount so claimed or drawn within ten (10) Business Days after the date of the draw.  If Purchaser, or the applicable Acquired Company, fails to pay Sellers or their designees during such ten (10) Business Day period, Sellers may draw upon the back-to-back guarantee provided by Purchaser or its Affiliate in accordance with the terms thereof.

SECTION 6.11                                      Insurance.  Purchaser shall be solely responsible for providing insurance to the Acquired Companies for any event or occurrence after the Closing.  Subject to Section 6.14, the Sellers shall maintain or cause to be maintained in full force and effect the material Insurance Policies covering the Acquired Companies until the Closing.

SECTION 6.12                                      No Solicitation; Alternative Transactions.  During the Interim Period, neither the Sellers nor any Acquired Company shall, and the Sellers shall cause their Affiliates and Representatives not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group (other than any Party or any Affiliate, associate or designee of any Party) concerning any proposal for the sale, merger, combination, joint venture or other transaction involving all or any part of the business and properties of the Acquired Companies, other than providing information in connection with the transaction contemplated hereby in accordance with the terms hereof.

SECTION 6.13                                      Schedule Update.  From time to time prior to the Closing, any Seller or the Company, as the case may be, may, at its respective option, supplement or amend and deliver updates to the Company Disclosure Schedule (each a “Schedule Update”), that are necessary to complete or correct any information in such Company Disclosure Schedule or in any representation or warranty of the Sellers or the Company, as the case may be, that has been rendered inaccurate or incomplete due solely to any change, event, effect or occurrence since the date of this Agreement.  If (a) Purchaser has the right to terminate the Agreement pursuant to Section 10.01(d) as a result of such Schedule Update and does not exercise such right within twenty (20) Business Days thereof and (b) the Schedule Update pursuant to this Section 6.13 relates solely to events occurring or conditions arising after the date of this Agreement, then such Schedule Update shall be deemed to have amended the Company Disclosure Schedule as of the date of this Agreement, to have qualified the representations and warranties contained in Article 3 with respect to the Sellers or Article 4 with respect to the Company, as of the date of this Agreement, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter.  The Sellers or the Company, as applicable, shall provide to Purchaser any information relating to any Schedule Update reasonably requested by Purchaser.  For the avoidance of doubt, (i) Purchaser shall not be permitted to terminate this Agreement and it shall not otherwise be deemed a breach of this Agreement as a result of any Schedule Updates that relate to any actions permitted by or taken in accordance with Section 6.02 and (ii) if (x) Purchaser does not have the right to terminate the Agreement pursuant to Section 10.01(d) as a result of a Schedule Update or (y) a Schedule Update pursuant to this Section 6.13 does not relate solely to events occurring or conditions arising after the date of this Agreement, then such Schedule Update shall not be deemed to have amended the Company Disclosure Schedule as of the date of this Agreement, to have qualified the representations and warranties contained in Article 3 with respect to the Sellers or Article 4 with respect to the Company, as of the date of this Agreement, or to have cured any misrepresentation or breach of warranty that may exist hereunder by reason of the existence of such matter.

SECTION 6.14                                      Director and Officer Indemnification.

(a)                     From and after the Closing, Purchaser shall indemnify and hold harmless each present and former director, officer and employee of the Acquired Companies against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Claim, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the applicable Acquired Company would have been permitted under applicable Law and its respective Organizational Documents in effect on the date hereof to indemnify such person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law).  Without limiting the foregoing, Purchaser shall cause each Acquired Company (i) to maintain for a period of not less than six (6) years from the Closing, provisions in its Organizational Documents concerning the indemnification and exculpation (including relating to expense advancement) of such Acquired Company’s former and current officers, directors, employees, parents and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of such Acquired Company, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.  Purchaser shall assume, and be jointly and severally liable for, and shall cause each Acquired Company to honor, each of the covenants in this Section 6.14.

(b)                     Prior to the Closing, the Company shall cause coverage to be extended under the Company’s current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not more favorable than the terms of such current insurance coverage with respect to matters existing or occurring at or prior to the Closing, provided that the premium for such coverage is paid in full by the Sellers or the Company prior to the Closing.

(c)                      Notwithstanding anything contained in this Agreement to the contrary, this Section 6.14 shall survive the Closing indefinitely and shall be binding, jointly and severally, on all successors and assigns of Purchaser and the Company.  In the event that Purchaser or the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or the Company, as the case may be, shall succeed to the obligations set forth in this Section 6.14.

SECTION 6.15                                      Payment of Indebtedness.

(a)                     At or immediately prior to the Closing, and subject to the other terms and conditions set forth in this Agreement (i) Purchaser shall make available to the Company, or pay directly, an amount sufficient to pay all amounts provided for in the Pay-Off Letters (as defined below) and (ii) the Company, if such amount is not paid directly by Purchaser, shall apply such cash to pay all amounts provided for in the Pay-Off Letters on the Closing Date (but immediately prior to the Closing).

(b)                     At or prior to the Closing, the Sellers shall deliver to Purchaser a fully executed copy of customary pay-off letters (the “Pay-Off Letters”) from the administrative agent under the Credit Agreement and each counterparty to an Interest Rate Hedge confirming the pay-off of all outstanding Indebtedness under the Credit Agreement and all obligations under the Interest Rate Hedges (which Pay-Off Letters (i) shall provide that the payoff shall not occur until the transfer to the administrative agent or applicable counterparty of the applicable pay-off amount thereunder, (ii) may permit the survival of contingent obligations under the Credit Agreement or such Interest Rate Hedge to the extent contemplated thereby as of the date hereof, (iii) shall not contain any Lien releases or terminations of any collateral documents unless all of the Commodity Hedges are novated as contemplated by Section 6.15(c) and (iv) shall contain an acknowledgment by such administrative agent and such counterparties that such persons, from and after the receipt of the applicable pay-off or termination amount, disclaim any interests in the Collateral (as defined in the Loan Documents)).

(c)                      Upon the written request of Purchaser, the Company shall use commercially reasonable efforts to novate any Commodity Hedges (as defined in the Credit Agreement) to Purchaser at Closing; provided, that to the extent that all such Commodity Hedges are not novated as of the Closing, neither the Sellers nor any of the Acquired Companies will have any obligation to deliver any Lien releases under the Loan Documents at or prior to Closing pursuant to Section 6.15(b).

SECTION 6.16                                      Notices to Escrow Agent. Sellers and Purchaser shall provide the Escrow Agent with such notices, directions and instructions (as are necessary for the Escrow Agent to fulfill its obligations set forth in the Escrow Agreement) in accordance with the provisions of this Agreement.

SECTION 6.17                                      Cyber Preparedness.  Prior to the Closing, the Sellers shall use, and shall cause the Acquired Companies to use, commercially reasonable efforts to consult with Purchaser prior to taking any material steps to comply with any Critical Infrastructure Protection Standards or any changes approved by FERC to the Critical Infrastructure Protection Standards and give due consideration to concerns and comments raised by Purchaser.

SECTION 6.18                                      Financing; Cooperation with Financing.

(a)                     During the Interim Period, Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letter, including maintaining in effect the

Commitment Letter and using reasonable best efforts to, as promptly as possible, (i) satisfy on a timely basis all conditions applicable to Purchaser set forth in the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including any related flex provisions) or on other terms in the aggregate not materially less favorable to Purchaser, (iii) timely prepare the necessary marketing materials with respect to any Financing and (iv) commence the syndication activities contemplated by the Commitment Letter.  Purchaser shall give the Sellers prompt written notice (1) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Commitment Letter or other Financing Document of which Purchaser becomes aware, (2) if and when Purchaser becomes aware that any portion of the Financing contemplated by the Commitment Letter may not be available to consummate the sale and purchase of the Shares, (3) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to the Commitment Letter or other Financing Document or (B) material dispute or disagreement between or among any parties to the Commitment Letter or other Financing Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Financing Documents), (4) if for any reason Purchaser believes in good faith it will not be able to obtain any portion of the Financing on the terms, in the manner and from the sources contemplated by the Commitment Letter or the definitive agreements with respect thereto (such definitive agreements related to any Financing, collectively, with the Commitment Letter, the “Financing Documents”) and (5) of any termination of the Commitment Letter.  If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (including flex terms), Purchaser shall, without limiting the obligations of Purchaser set forth in the immediately following sentence, use all reasonable efforts to arrange to obtain alternative financing, including from alternative sources, on terms in the aggregate not materially less favorable to Purchaser than the Financing contemplated by the Commitment Letter (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 6.18(a), Section 6.18(b) and Section 11.07 shall be applicable to the Alternative Financing, and all references to any Financing shall be deemed to include such Alternative Financing, all references to the Commitment Letter or other Financing Documents shall include the applicable documents for the Alternative Financing and all references to the Financing Sources or Financing Parties, as applicable, shall include the lenders party to the Alternative Financing.  Purchaser shall (x) comply in all material respects with the Commitment Letter and each definitive agreement with respect thereto, including the Financing Documents, (y) enforce in all material respects their rights under each Financing Document and (z) not permit, without the prior written consent of the Sellers, any material amendment or modification to be made to, or any material waiver of any provision or remedy under, any Financing Document or the fee letter referred to in the Commitment Letter.  Purchaser acknowledges and agrees that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing and, subject to the third sentence of Section 11.07, reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of any Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Article 7.

(b)                     During the Interim Period, the Company shall use commercially reasonable efforts, at Purchaser’s sole expense, to cooperate (or, to the extent it can using its commercially reasonable efforts, cause such cooperation) with Purchaser, as may be reasonably requested by Purchaser in connection with one or more financing transactions, in each case all or a portion of the proceeds of which will be used to fund the Purchase Price (each, a “Financing” and each Financing source, its respective Affiliates and their respective former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents, attorneys or other representatives, or any of their respective successors and assigns, a “Financing Party” and, collectively, the “Financing Parties”), solely to the extent contemplated by the following clauses (i)-(viii):

(i)                                      furnishing to the Purchaser the Required Financial Information (as defined below), as and to the extent contemplated by clause (c) below;

(ii)                                   assisting Purchaser and the Financing Sources with their receipt of customary comfort letters in connection with any Financing, solely with respect to the audited and unaudited financial information of the Combined Acquired Companies contemplated by Section 6.18(b)(iii)(A) and contemplated by the definition of Required Financial Information (as applicable); provided, that any such comfort letters will cover the Combined Acquired Companies on a standalone basis and will not include any comfort with respect to Dynegy or any of its Affiliates;

(iii)                                (A) furnishing the Required Financial Information, and, with respect to the Combined Acquired Companies, the following items under Regulation S-K: General (Item 10), Description of Business (Item 101), Description of Property (Item 102), Legal Proceedings (Item 103), Selected Financial Data (Item 301) (to the extent available), Supplementary Financial Information (Item 302) (to the extent available), Management’s Discussion and Analysis of Financial Condition and Results of Operation (Item 303), Changes in and Disagreements with Accountants on Accounting and Financial Disclosure (Item 304), Quantitative and Qualitative Disclosures about Market Risk (Item 305), Disclosure Controls and Procedures (Item 307), Internal Control over Financial Reporting (Item 308), Directors, Executive Officers, Promoters and Control Persons (Item 401), Executive Compensation (Item 402) (to the extent it applies to Emerging Growth Company as defined in the Jumpstart Our Business Startups Act), Transactions with Related Persons, Promoters and Certain Control Persons (Item 404) and Corporate Governance (Item 407) and (B) providing Purchaser at least three (3) business days prior to the Closing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, that has been reasonably requested by the Purchaser no less than ten (10) business days prior to the Closing;

(iv)                               reasonably assisting Purchaser and each Financing Party in identifying any portion of the information set forth in financing and marketing materials relating to the Financing that would constitute material non-public information;

(v)                                  (A) assisting in the review of disclosures and attachments, solely as relates to the Acquired Companies, in the documents and certificates required to be delivered to satisfy the conditions precedent set forth in any definitive document relating to any Financing, but only to the extent that such conditions are set forth on Exhibit D of the Commitment Letter (as in effect on the date hereof) and (B) reasonably assisting Purchaser and each Financing Source in the preparation of customary financing and marketing materials, including rating agency presentations, to be used in connection with any Financing;

(vi)                               reasonably cooperating with Purchaser’s and each Financing Party’s marketing efforts for any Financing, including direct contact (coordinated through Sellers’ Representatives) with senior management (and other employees with appropriate seniority and expertise) and advisors of the Acquired Companies;

(vii)                            providing reasonable access to due diligence materials and participation in due diligence sessions (coordinated through Sellers’ Representatives) by senior management (and other employees with appropriate seniority and expertise) and advisors of the Acquired Companies in connection with any Financing; and

(viii)                         participating in a reasonable number of road shows and sessions with rating agencies for any Financing;

provided, further, in each case in clauses (i) through (viii) above and clauses (c) and (d) below, that (1) none of the Acquired Companies shall be required to incur any liability in connection with the Financing prior to the Closing, (2) nothing in this Section 6.18(b), (c) or (d) shall require cooperation to the extent that it would (A) cause any condition to Closing set forth in Article 7 to not be satisfied or otherwise cause any breach of this Agreement or (B) require the Acquired Companies to take any action that would reasonably be expected to conflict with or violate the Company’s Organizational Documents or any Law, or result in the material contravention of, or result in a material violation or breach of, or default under, any material Contract, (3) the pre-Closing directors and officers of the Company and the directors, managers and general partners of the Acquired Companies shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (4) none of the Acquired Companies shall be required to execute prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing (but the Company may be required to reasonably assist in the preparation thereof) and (5) Purchaser shall indemnify, defend and hold harmless the Company and its Affiliates (including the Sellers and the Acquired Companies), and their respective pre-Closing directors, officers, employees and representatives, from and against any liability or obligation to any Financing Party or other Person in connection with any Financing, in each case other than to the extent any of such liability arise from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by the Company or the Acquired Companies, as applicable.  Except for the representations and warranties of the Company set forth in Article 4, the Company and its Affiliates (including the Sellers) shall not have any liability to Purchaser in respect of any financial information or data or other information provided pursuant to this Section 6.18(b), (c) or (d).  Purchaser shall promptly reimburse, to the extent paid, or pay, to the extent unpaid, the

Acquired Companies and its Affiliates (including the Sellers) for all reasonable out-of-pocket costs incurred by the Company and its Affiliates (including the Sellers and the Acquired Companies) after the date hereof in connection with this Section 6.18(b), (c) or (d), including the cost of preparation (by accounting firms or otherwise) of any Required Financial Information and the provision of any comfort letters, and, to the extent Purchaser does not pay the Company, the applicable Acquired Company or the applicable Affiliate for any such unpaid cost or expense on or prior to the date of the Purchaser’s Statement, the Company shall be deemed to have a current asset in the amount of such unreimbursed costs and expenses (and no such amounts shall be included as current liabilities in the Purchaser’s Statement calculation).  Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.02(d), as it applies to the Company’s obligations under Section 6.18(b)(iv)-(viii), shall be deemed satisfied unless the Company has knowingly and willfully materially breached its obligations under this Section 6.18(b)(iv)-(viii).

(c)                      The Company shall use commercially reasonable efforts to (x) deliver to Purchaser (A) within forty-five (45) days after the date of execution of this Agreement, the Required Financial Information described in clauses (i)(A) and (iii) of the definition thereof, (B) within three (3) days after the date of execution of this Agreement, the Required Financial Information described in clause (i)(B) of the definition thereof, (C) if applicable, no later than November 15, 2014, the Required Financial Information described in clause (iv) of the definition thereof and (D) if applicable, no later than April 7, 2015, the Required Financial Information described in clause (ii) of the definition thereof, and (y) cause the Acquired Companies to use commercially reasonable efforts to deliver to Purchaser or Dynegy, the other information set forth in the definition of “Required Financial Information” on a timely basis as set forth in the definition thereof.

“Required Financial Information” means (i) audited financial statements, including combined balance sheets, statements of operations, statements of cash flows, statements of stockholders equity of the Combined Acquired Companies as of and for (A) the year ended December 31, 2011 as required by, and in compliance with, GAAP and Rule 3-05 of Regulation S-X and (B) the years ended December 31, 2012 and December 31, 2013 as required by, and in compliance with, GAAP and Rule 3-05 of Regulation S-X, (ii) to the extent that the Closing Date has not occurred prior to February 12, 2015, audited financial statements, including combined balance sheets, statements of operations, statements of cash flows, statements of stockholders equity of the Combined Acquired Companies as of and for the year ended December 31, 2014 as required by, and in compliance with GAAP and Rule 3-05 of Regulation S-X; provided, that the references to Rule 3-05 of Regulation S-X in clauses (i) and (ii) of this definition of “Required Financial Information” are not intended to, and do not, change the required timing of the delivery of information required under this Agreement, (iii) unaudited financial statements including combined balance sheets, statements of operations and statements of cash flows of the Combined Acquired Companies as of and for the six month periods ended June 30, 2013 and 2014, which shall have been reviewed by the independent accountants for the Acquired Companies or Combined Acquired Companies, as applicable, as provided in the procedures specified by the Public Company

Accounting Oversight Board in AU 722 (excluding notes that would be required by GAAP or normal year-end adjustments) and (iv) if the Closing Date has not occurred prior to November 6, 2014, unaudited financial statements including combined balance sheets, statements of operations and statements of cash flows of the Combined Acquired Companies as of and for the nine month periods ended September 30, 2013 and 2014, which shall have been reviewed by the independent accountants for the Acquired Companies or Combined Acquired Companies, as applicable, as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722 (excluding notes that would be required by GAAP or normal year-end adjustments); provided, that if the Sellers’ or the Acquired Companies’, as applicable, independent accountants shall have withdrawn or announced their intention to restate their audit opinion with respect to any of the audited financial statements of the Combined Acquired Companies for the fiscal years ending December 31, 2011, December 31, 2012, December 31, 2013 and, if applicable, December 31, 2014, the Required Financial Information shall not be deemed to be provided for purposes of the clauses (i) and (ii) of this definition until such time as a new audit opinion has been issued with respect to such audited financial statements by such independent accountants or another independent accounting firm reasonably acceptable to Purchaser.  For the avoidance of doubt, no financial statements of the Combined Acquired Companies included in this definition of “Required Financial Information” include pre-acquisition periods for Combined Acquired Companies acquired by the Company or its Affiliates in 2011, 2012 or 2013.  By way of example, financial information relating to the Tomcat Acquired Companies are included in the “Required Financial Information” for the year ended December 31, 2013 solely with respect to the period from August 29, 2013 to December 31, 2013.

(d)                     During the Interim Period, the Company shall use commercially reasonable efforts, at Purchaser’s sole expense, to cooperate (or, to the extent it can using its commercially reasonable efforts, cause such cooperation) with Purchaser, as may be reasonably requested by Purchaser (i)(A) in connection with any offerings that are registered under Purchaser’s existing shelf registration statement on Form S-3 and (B) in order for Purchaser to comply with its obligations under the Exchange Act and its obligation to maintain the availability of its existing shelf registration statement on Form S-3, solely to the extent contemplated by Section 6.18(b)(i)-(viii), (ii) without limiting the requirements set forth elsewhere in this Agreement, in connection with one or more financing transactions all or a portion of the proceeds of which will be used to fund the Purchase Price, such cooperation including but not limited to providing all financial statements, financial data, audit reports and such other financial information regarding the Acquired Companies or the Combined Acquired Companies, as applicable, and their respective Subsidiaries, of the type and form and within the times as customarily provided in transactions of this type, including but not limited, financial information as required by and in compliance with Regulation S-K and Regulation S-X under the Securities Act for offerings on a registration statement on Form S-3 by an accelerated filer, including all information required to be incorporated by reference therein, and of the type and form customarily included in documents to be used for syndication of credit facilities and (iii) by providing assistance with the delivery of customary consents by the independent accountants of the Company or the Acquired Companies, as applicable, as requested by such accountants (relating to the Combined Acquired Companies); provided, however, that failure to comply with the obligations set forth in this Section 6.18(d) shall not cause any breach of this Agreement or otherwise cause any condition to Closing set forth in Article 7 to not be satisfied.

SECTION 6.19                                      Post-Closing Share Consideration Matters.

(a)                     If the Lockup Period expires prior to the date that is one hundred eighty (180) days after the Closing Date, then no later than one Business Day after the expiration of the Lockup Period, Dynegy will, if requested in writing by Sellers no later than forty-five (45) days prior to the expiration of the Lock-Up Period, file and use commercially reasonable efforts to cause to be effective as promptly as possible thereafter either (i) a prospectus supplement to its currently effective registration statement on Form S-3 or (ii) a new shelf registration on Form S-3, in either case, permitting the re-sale of the Share Consideration (the “Shelf Registration Statement”) in compliance with the Securities Act.  Dynegy shall, subject to normal and customary restrictions, use commercially reasonable efforts to (A) keep the Shelf Registration Statement effective and free of material misstatements or omissions (including the preparation and filing of any amendments and supplements necessary for that purpose) until the date on which the Sellers have transferred their respective allocated portion of the Share Consideration to third parties; provided that Dynegy shall have the right to require the Sellers to suspend the use of the prospectus for sales of the Share Consideration under the Shelf Registration Statement if Dynegy determines in good faith and in its reasonable judgment that it is required to disclose in the Shelf Registration Statement material, non-public information that Dynegy has a bona fide business purpose for preserving as confidential, and immediately upon receipt of notice of such suspension, the Sellers shall suspend the use of the prospectus until Dynegy informs Sellers that the requisite changes to the prospectus have been made and (B) facilitate the sale of the Share Consideration pursuant to the Shelf Registration Statement upon request by any Seller following the Lockup Period.

(b)                     No Seller may sell, transfer, pledge, hypothecate, encumber, assign or dispose of (“Transfer”) any portion of the Share Consideration prior to the date that is one hundred eighty (180) days after the earlier of the Closing Date or the date that Dynegy first closes an issuance of equity securities intended to finance any portion of the Purchase Price or the “Purchase Price”, as such term is defined in the Brayton Point Agreement (the “Lockup Period”), other than Transfers to any Affiliate or limited partner of such Seller which Affiliate or limited partner agrees to be bound by this Section 6.19(b).  Each Seller hereby acknowledges and agrees that, during the Lockup Period, each of the certificates representing a portion of the Share Consideration shall be subject to stop transfer instructions and shall include an appropriate legend referencing such restrictions.  Any purported or attempted Transfer of Share Consideration by a Seller that does not comply with this Section 6.19 shall be void ab initio and the purported transferee or successor by operation of law shall not be deemed to be a stockholder of Dynegy for any purpose and shall not be entitled to any of the rights of a stockholder, including, without limitation, the right to vote any shares included in the Share Consideration entitled to vote or to receive a certificate or certificates for the Share Consideration or any dividends or other distributions on or with respect to the Share Consideration.  Dynegy shall use commercially reasonable efforts, upon request by any Seller, to cause the transfer agent with respect to the Share Consideration to issue such Seller unlegended certificates representing such Seller’s portion of the Share Consideration, or cause the crediting of any such Share Consideration to an account designated by such Seller, in each case as of or following the expiration of the Lockup Period.

ARTICLE 7

Conditions to Closing

SECTION 7.01                                      Conditions to Each Party’s Obligations.  The obligation of each Party to consummate the Closing is subject to the satisfaction (or waiver by such Party) on or prior to the Closing of each of the following conditions.

(a)                     Required Consents.  All Consents and Filings listed on Annex E shall have been procured or made, as applicable, free of any term, condition, restriction, imported liability or other provision that would be reasonably likely to result in a material adverse effect upon the business of Purchaser and its Affiliates (which, for these purposes, shall be deemed to include the Combined Acquired Companies), taken as a whole.

(b)                     No Injunction of Prohibition.  No injunction or other legal prohibition of any Governmental Entity or other Law preventing the Closing shall be in effect.

SECTION 7.02                                      Conditions to Obligation of Purchaser and Dynegy.  The obligation of Purchaser and Dynegy to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following additional conditions.

(a)                     Covenants of the Sellers.  The Sellers shall have performed and satisfied in all material respects each of their agreements and obligations set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(b)                     Representations and Warranties of the Sellers.

(i)                                      The representations and warranties of the Sellers (other than the representations set forth in Section 3.01, Section 3.02, Section 3.05, and Section 3.06 (the “Seller Specified Representations”)) contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (without regard to any express qualifier therein as to materiality or a Seller Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to have a Seller Material Adverse Effect; and

(ii)                                   the Seller Specified Representations shall be true and correct as of the Closing Date as though made on the Closing Date (without regard to any express qualifier therein as to materiality or a Seller Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for de minimis inaccuracies.

(c)                      Officer’s Certificate of the Sellers. Each of the Sellers shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed on behalf of each of the Sellers by an authorized executive officer thereof, certifying that the conditions specified in Section 7.02(a) and Section 7.02(b) hereto have been fulfilled.

(d)                     Covenants of the Company. The Company shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing.

(e)                      Representations and Warranties of the Company.

(i)                                      The representations and warranties of the Company (other than (A) the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.06 and Section 4.15 (the “Company Specified Representations”) and (B) the representations and warranties set forth in Section 4.07(b)(ii)) contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (without regard to any express qualifier therein as to materiality or a Company Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(ii)                                   the Company Specified Representations shall be true and correct as of the Closing Date as though made on the Closing Date (without regard to any express qualifier therein as to materiality or a Company Material Adverse Effect), except to the extent such representations and warranties expressly relate to an earlier date (in which case they shall be true and correct as of such earlier date) and except for such breaches that, in the aggregate, are not material.

(iii)                                the representations and warranties of the Company contained in Section 4.07(b)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date.

(f)                       Officer’s Certificate of the Company.  The Company shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed on behalf of the Company by an authorized executive officer thereof, certifying that the conditions specified in Section 7.02(d) and Section 7.02(e) hereto have been fulfilled.

(g)                      Resignation Letters. The Sellers shall have delivered resignation letters executed by each of the Persons set forth in Section 7.02(g) of the Company Disclosure Schedule, confirming such Person’s resignation from his or her position as a director, manager and/or officer (and/or any other similar position) of the Acquired Companies.

(h)                     Brayton Point Conditions.  The conditions to the obligations of Purchaser, the Sellers and its and their applicable Affiliates to close the Brayton Point Agreement shall have been, or contemporaneously with the occurrence of the Closing shall be, satisfied or waived.

SECTION 7.03                                      Conditions to Obligation of the Company and the Sellers.  The obligation of the Company and the Sellers to consummate the Closing is subject to the satisfaction (or waiver by the Company and the Sellers) on or prior to the Closing Date of each of the following additional conditions.

(a)                     Covenants of Purchaser and Dynegy. Purchaser and Dynegy shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by it at or prior to the Closing, including the receipt by the Sellers of all amounts required to be paid by Purchaser at the Closing under Section 2.03 and the issuance of the Share Consideration by Dynegy to Sellers.

(b)                     Representations and Warranties of Purchaser and Dynegy.  The representations and warranties of Purchaser and Dynegy contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (without regard to any express qualifier therein as to materiality), except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date) and except for such breaches that, in the aggregate, would not reasonably be expected to result in a material adverse effect on Purchaser’s and Dynegy’s ability to perform its material obligations hereunder or to consummate the transactions contemplated hereby.

(c)                      Officer’s Certificate of Purchaser and Dynegy.  Purchaser and Dynegy shall have delivered to the Sellers a certificate, dated as of the Closing Date, executed on behalf of Purchaser and Dynegy, as applicable, by an authorized individual thereof, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) hereto have been fulfilled.

(d)                     Brayton Point Conditions.  The conditions to the obligations of Purchaser, the Sellers and its and their applicable Affiliates to close the Brayton Point Agreement shall have been, or contemporaneously with the occurrence of the Closing shall be, satisfied or waived.

SECTION 7.04                                      Frustration of Closing Conditions.  None of Purchaser, the Company or the Sellers may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.08.

ARTICLE 8

Survival and Release

SECTION 8.01                                      Survival of Certain Representations and Warranties.  The representations, warranties, covenants and agreements of the Parties, ECP II-C Fund and Dynegy contained in this Agreement shall survive for a period of twelve (12) months after the Closing Date and there shall be no liabilities or obligations with respect thereto from and after such date; provided, however, that (i) the (A) Company Specified Representations, (B) the Seller Specified Representations, (C) the representations and warranties set forth in Section 5.01(a) (Organization and Existence), Section 5.01(b) (Authorization) and Section 5.01(g) (Brokers), Section 5.02(a) (Organization and Existence), Section 5.02(b) (Authorization) and Section 5.02(g) (Share

Consideration) (such representations, the “Fundamental Representations”) and (D) the representations and warranties set forth in Section 4.12 (Employee Matters), Section 4.13 (Environmental Matters) and Section 4.14 (Taxes) shall survive for a period of two (2) years after the Closing Date and there shall be no liabilities or obligations with respect thereto from and after such date, (ii) any covenant or agreement which by its terms is to be performed after Closing shall survive until the date that is ninety (90) days after the last date that a Party is required to take any action or refrain from taking any action in accordance therewith and there shall be no liabilities or obligations with respect thereto from and after such date and (iii) the covenants and agreements set forth in Section 9.01(a)(iii), (iv) and (v) shall survive for a period of two (2) years after the Closing Date and there shall be no liabilities or obligations with respect thereto from and after such date; provided, further, that any claim made or asserted by a Person with respect to any representation, warranty, covenant or agreement within the survival period applicable to such representation, warranty, covenant or agreement shall continue to survive with respect to such claim until such claim is finally resolved and all obligations with respect thereto are fully satisfied.

SECTION 8.02                                      “As Is” Sale.  EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 AND ARTICLE 4, AND EXCEPT FOR THOSE ITEMS FOR WHICH PURCHASER IS EXPRESSLY INDEMNIFIED PURSUANT TO SECTION 9.01(a), (I) THE ACQUIRED COMPANIES AND THE SELLERS’ INTERESTS IN THE SHARES ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND (II) PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED ON, AND THE SELLERS AND THE COMPANY EXPRESSLY DISCLAIM, ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ACQUIRED COMPANIES, THE SHARES OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ACQUIRED COMPANIES AND THEIR ASSETS.

SECTION 8.03                                      Certain Limitations.  Notwithstanding anything in this Agreement to the contrary:

(a)                     no Optionholder and no Representative, Affiliate of, or direct or indirect equity owner in, any of the Sellers shall have any personal liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Sellers in this Agreement, and no Representative, Affiliate of, or direct or indirect equity owner in, Purchaser shall have any personal liability to the Sellers or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement; and

(b)                     no Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages, lost profits or losses calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology), whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby; provided, however, that the foregoing shall not apply to Claims brought by any Third

Party for which any Indemnifying Entity is obligated to indemnify an Indemnified Entity hereunder.

ARTICLE 9

Indemnification

SECTION 9.01                                      Indemnification by the Sellers.

(a)                     From and after the Closing, subject to the other provisions of this Article 9, the Sellers agree, on a several and not joint basis (other than with respect to any amounts in the Escrow Fund, which shall be on a joint and several basis), to indemnify Purchaser and its Affiliates (including the Acquired Companies) and each of their respective managers, officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Indemnified Purchaser Entities”) and to hold each of them harmless from and against, any and all Losses suffered, paid or incurred by such Indemnified Purchaser Entity (whether directly, pursuant to a Claim by a Third Party or otherwise) (i) arising out of or related to any breach of any of the representations and warranties made by the Sellers in Article 3 or by the Company in Article 4, (ii) arising out of or relating to any breach of any of the covenants or agreements of the Sellers or the Acquired Companies contained in this Agreement (provided, that no Seller shall be responsible for the breach by any other Seller of any covenant or agreement of such other Seller), (iii) arising out of or relating to any Taxes of any of the Acquired Companies (including any Taxes for which any Acquired Company is liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law)) for any Pre-Closing Period or for the portion of any Straddle Period ending on the Closing Date, (iv) in respect of Transfer Taxes for which the Sellers are responsible pursuant to Section 6.03(c), in each case in Section 9.01(a)(iii) and Section 9.01(a)(iv) other than (w) any Taxes attributable to a breach by Purchaser (or, following the Closing, any of the Acquired Companies) of any of their covenants or agreements contained in this Agreement, (x) any Taxes included in Closing Date Net Working Capital Adjustment Amount or otherwise taken into account in the calculation of the final Purchase Price, (y) any Taxes arising out of any action taken or caused to be taken by Purchaser or any of the Acquired Companies outside the ordinary course of business on the Closing Date after the Closing or (z) any Taxes to the extent that a net operating loss, capital loss, Tax credit or other Tax attribute in existence as of the Closing Date (for the avoidance of doubt, including any such loss, credit or other attribute arising from the Transaction Tax Deductions or otherwise arising from the Closing) is available (or would have been available if not used in a taxable period (or portion thereof) beginning after the Closing Date) under applicable Law to offset such Tax, or (v) in respect of the matters set forth on Section 9.01(a)(v) of the Company Disclosure Schedule.  For purposes of Section 9.01(a)(i), whether any representation or warranty (other than any representation or warranty set forth in Section 4.07(b), Section 4.10(a) and Section 4.11(a)) has been breached, and the determination and calculation of any Losses resulting from such breach, shall be determined without giving effect to any qualification as to “materiality” (including the words “material”, “Seller Material Adverse Effect” or “Company Material Adverse Effect”).  For purposes of Section 9.01(a)(iii) any real property, personal property and other ad valorem Taxes assessed with respect to a Straddle Period shall be allocated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date pro rata in accordance with the number of days in each such portion, and any other Taxes assessed with respect to a Straddle Period shall be allocated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date by means of a closing of the books and records of the applicable Acquired Companies.

(b)                     Notwithstanding anything to the contrary contained in this Section 9.01, the Indemnified Purchaser Entities shall be entitled to indemnification:

(i)                                      with respect to any claim for indemnification pursuant to Section 9.01(a)(i) or, except with respect to fees and disbursements of counsel and other advisors, Section 9.01(a)(v), only if the aggregate of (A) Losses to all Indemnified Purchaser Entities with respect to all such claims and (B) “Losses” to all “Indemnified Parent Entities” (each as defined in the Brayton Point Agreement) with respect to claims pursuant to Section 9.01(a)(i) of the Brayton Point Agreement exceeds $24,150,000 (the “Deductible”), whereupon (subject to the provisions of clauses (ii) and (iii) below) the Sellers shall be obligated to pay in full all such amounts but only to the extent such aggregate Losses and “Losses” as defined in the Brayton Point Agreement are in excess of the amount of the Deductible; provided, that the Deductible shall not apply to any indemnification obligation of the Sellers related to the Seller Specified Representations or the Company Specified Representations or the representations and warranties contained in Section 4.15 or Section 4.16;

(ii)                                   only with respect to individual items where the Losses relating thereto are in excess of $250,000.00 (any items less than such threshold shall not be aggregated for the purposes of the immediately preceding clause (i)); provided that this clause (ii) shall not apply to any indemnification obligation of the Sellers pursuant to Section 9.01(a)(v); and

(iii)                                only if such claims are made on or before the expiration of the survival period pursuant to Section 8.01 for the applicable representation, warranty, covenant or agreement.

(c)                      Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Indemnified Purchaser Entities and “Indemnified Parent Entities” as defined in the Brayton Point Agreement be entitled in the aggregate to Losses and “Losses” as defined in the Brayton Point Agreement in excess of $276,000,000 (the “Cap”).  Any Losses owed to any Indemnified Purchaser Entity shall (i) first be satisfied out of any remaining funds in the Escrow Fund and (ii) then be satisfied by the Sellers on a several but not joint basis, in each case, subject to the Cap.

(d)                     Notwithstanding anything to the contrary contained in this Agreement, to the extent that Losses to which an Indemnified Purchaser Entity is entitled to indemnification hereunder also constitute an indemnifiable matter under any Prior Acquisition Agreement, (i) such Indemnified Purchaser Entity shall, to the extent any applicable survival period thereunder has not expired, first bring a claim pursuant to such Prior Acquisition Agreement and use commercially reasonable efforts to obtain indemnification under such Prior Acquisition Agreement before pursuing any claim hereunder for any Losses and (ii) any amounts recovered under such Prior Acquisition Agreement with respect to a Loss shall reduce, dollar for dollar, the amount owed by the Sellers hereunder; provided, that (x) any claim made or asserted by an Indemnified Purchaser Entity under any Prior Acquisition Agreement within the applicable survival period in this Agreement shall continue to survive with respect to such claim until such claim is finally resolved (under both the Prior Acquisition Agreement and this Agreement) and all obligations with respect thereto are, to the extent resolved in favor of an Indemnified Purchaser Entity, fully satisfied (under both the Prior Acquisition Agreement and this Agreement), and (y) such claim made or asserted by an Indemnified Purchaser Entity under any Prior Acquisition Agreement within the applicable survival period in this Agreement shall be considered a Pending Claim under this Agreement until such time as the claim is finally resolved (under both the Prior Acquisition Agreement and this Agreement) and all obligations with respect thereto are, to the extent resolved in favor of an Indemnified Purchaser Entity, fully satisfied (under both the Prior Acquisition Agreement and this Agreement), or such time as the claim is otherwise determined to be a Resolved Claim hereunder.

(e)                      This Section 9.01 is subject to the limitations set forth in Section 8.03(b).

SECTION 9.02                                      Indemnification by Purchaser.

(a)                     From and after the Closing Date, subject to the other provisions of this Article 9, Purchaser agrees to indemnify the Sellers and the Optionholders and their Affiliates, and each of their respective managers, officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Indemnified Seller Entities”) and to hold each of them harmless from and against, any and all Losses suffered, paid or incurred by any such Indemnified Seller Entity (whether directly, pursuant to a Claim by a Third Party or otherwise) (i) arising out of or related to any breach of any of the representations and warranties made by Purchaser or Dynegy in Article 5, (ii) arising out of or related to any breach of any of the covenants or agreements of Purchaser or Dynegy contained in this Agreement or (iii) in respect of Transfer Taxes for which Purchaser is responsible pursuant to Section 6.03(c).  For purposes of Section 9.02(a)(i), whether any representation or warranty has been breached, and the determination and calculation of any Losses resulting from such breach, shall be determined without giving effect to any qualification as to “materiality” (including the words “material” or “material adverse effect”).

(b)                     Notwithstanding anything to the contrary contained in this Section 9.02, the Indemnified Seller Entities shall be entitled to indemnification:

(i)                                      with respect to any claim for indemnification pursuant to Section 9.02(a)(i) (other than the Fundamental Representations made by Purchaser or Dynegy), only if the aggregate of (A) Losses to all Indemnified Seller Entities with respect to all such claims and (B) “Losses” to all “Indemnified Seller Entities” (each as defined in the Brayton Point Agreement) with respect to claims pursuant to Section 9.02(a)(i) of the Brayton Point Agreement exceeds the Deductible, whereupon (subject to the provisions of clauses (ii) and (iii) below) Purchaser shall be obligated to pay in full all such amounts but only to the extent such aggregate Losses and “Losses” as defined in the Brayton Point Agreement are in excess of the amount of the Deductible;

(ii)                                   only with respect to individual items where the Losses relating thereto are in excess of $250,000.00 (any items less than such threshold shall not be aggregated for the purposes of the immediately preceding clause (i)); and

(iii)                                only if such claims are made on or before the expiration of the survival period pursuant to Section 8.01 for the applicable representation, warranty, covenant or agreement.

(c)                      Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Indemnified Seller Entities and “Indemnified Seller Entities” as defined in the Brayton Point Agreement be entitled in the aggregate to Losses and “Losses” as defined in the Brayton Point Agreement in excess of the Cap.

(d)                     This Section 9.02 is subject to the limitations set forth in Section 8.03(b).

SECTION 9.03                                      Indemnification Procedures.

(a)                     If an Indemnified Purchaser Entity or an Indemnified Seller Entity (each, an “Indemnified Entity”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Article 9 (whether or not the amount of Losses relating thereto is then quantifiable), such Indemnified Entity shall assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to the party from which indemnification is sought pursuant to Section 9.01 or Section 9.02, as applicable, and, with respect to an Indemnified Purchaser Entity, to the Escrow Agent (the party from which indemnification is sought, the “Indemnifying Entity”) (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a Claim brought by a Person not a Party or affiliated with any such Party (a “Third Party”), within ten (10) Business Days following receipt of written notice of such Claim by such Indemnified Entity, or (ii) if the event or occurrence giving rise to such claim for indemnification is not, or does not relate to, a Claim brought by a Third Party, as promptly as practicable after the discovery by the Indemnified Entity of the circumstances giving rise to such claim for indemnity; provided, that, in each case in clauses (i) and (ii), the failure to notify or delay in notifying the Indemnifying Entity or the Escrow Agent, as the case may be, will not relieve the Indemnifying Entity of its obligations pursuant to this Article 9, except to the extent that such Indemnifying Entity is materially prejudiced as a result thereof.  Each Claim Notice shall describe the claim and the basis of such claim in reasonable detail.

(b)                     Upon receipt by an Indemnifying Entity of a Claim Notice in respect of a Claim brought by a Third Party, the Indemnifying Entity shall be entitled to (i) assume and have sole control over the defense of such Claim at its sole cost and expense (subject to the last sentence of this Section 9.03(b)) and with its own counsel if it gives notice of its intention to do so to the Indemnified Entity within thirty (30) days of the receipt of such notice from the Indemnified Entity; provided, that (A) the Indemnifying Entity’s retention of counsel shall be subject to the written consent of the Indemnified Entity if such counsel creates a conflict of interest under applicable standards of professional conduct or an unreasonable risk of disclosure of confidential information concerning an Indemnified Entity, which consent shall not be unreasonably withheld, conditioned, or delayed and (B) the Indemnifying Entity shall not be entitled to assume and have control over such defense if such Claim arises in connection with a criminal proceeding (provided, that the Indemnifying Entity shall be entitled to participate in such defense, with counsel reasonably acceptable to the Indemnified Entity, at such Indemnifying Entity’s sole cost and expense) or if the Indemnified Entity shall have been advised in writing by counsel that an actual conflict exists between the Indemnified Entity and the Indemnifying Entity in connection with the defense of such Third Party Claim; and (ii) negotiate a settlement or compromise of such Claim; provided, that unless (A) such settlement or compromise (1) includes a full and unconditional waiver and release by the Third Party of all applicable Indemnified Entities without any cost or liability of any nature whatsoever to such Indemnified Entities, (2) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Entity and (3) does not result in any Lien on any of the assets of, or contain any restriction or condition that would affect the future conduct of, the Indemnified Entity or its Affiliates and (B) the Indemnifying Entity shall pay or cause to be paid all amounts of such settlement or compromise, such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnified Entity, which shall not be unreasonably withheld, conditioned or delayed.  If, within thirty (30) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third Party action or claim, the Indemnifying Entity (i) advises such Indemnified Entity in writing that the Indemnifying Entity does not elect to defend, settle or compromise such Claim, (ii) is not entitled to assume and control the defense of such Claim or (iii) fails to make such an election in writing, then such Indemnified Entity may, at its option, defend, settle or otherwise compromise or pay such Claim; provided, that any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Entity, which consent shall not be unreasonably withheld, conditioned or delayed.  Each Indemnified Entity shall make available to the Indemnifying Entity all information reasonably available to such Indemnified Entity relating to such Claim, except as may be prohibited by applicable Law.  In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such Claim.  The Party in charge of the defense shall keep the other Parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  If the Indemnifying Entity elects to defend any such Claim, then the Indemnified Entity shall be entitled to participate in such defense with counsel reasonably acceptable to the Indemnifying Entity at such Indemnified Entity’s sole cost and expense.  In the event the Indemnifying Entity assumes the defense of (or otherwise elects to negotiate or settle or compromise) any such Claim, the Indemnified Entity shall reimburse the Indemnifying Entity for all costs and expenses incurred by the Indemnifying Entity in connection with such defense (or negotiation, settlement or compromise) to the extent, if applicable, that such costs and expenses do not exceed the amount of the remaining Deductible; provided, that such costs and expenses shall be included in the calculation of the Deductible.

SECTION 9.04                                      Indemnification Generally.

(a)                     The amount which the Indemnifying Entity is or may be required to pay to any Indemnified Entity, or which is or may be required to be disbursed from the Escrow Fund in the case of an Indemnified Purchaser Entity, pursuant to this Article 9 shall be reduced (retroactively, if necessary) by any insurance proceeds, Tax benefits (such amount to be the net present value of such Tax benefits as reasonably determined by the Parties at the time the indemnity payment is made) or other amounts recovered by or on behalf of such Indemnified Entity related to the related Losses.  If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Entity or the Escrow Fund, in the case of an Indemnified Purchaser Entity, in respect of Losses (including any Purchase Price adjustment with respect to the circumstances giving rise to such payment under this Article 9) and shall subsequently receive insurance proceeds or other amounts in respect of such Losses, then such Indemnified Entity shall promptly repay to the Indemnifying Entity a sum equal to the amount of such insurance proceeds or other amounts actually received, or, in the case of an Indemnified Purchaser Entity, shall promptly reimburse to the Escrow Fund (or in the event the Escrow Fund is no longer in existence, the Sellers in accordance with the Payout Schedule) a sum equal to the amount of such insurance proceeds or other amounts actually received.

(b)                     In addition to the requirements of Section 9.04(a), each Indemnified Entity shall be obligated in connection with any claim for indemnification under this Article 9 to use all commercially reasonable efforts to mitigate Losses upon and after becoming aware of any event which could reasonably be expected to give rise to such Losses.

(c)                      Subject to the rights of any Person providing insurance as contemplated by Section 9.04(a), the Indemnifying Entity shall be subrogated to any right of action that the Indemnified Entity may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder.

(d)                     The indemnification provided in this Article 9 shall be the exclusive post-Closing remedy available to any Party with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement, except in the case of willful misconduct or fraud by such Party.  In furtherance of the foregoing, each of Purchaser and its Affiliates, on the one hand, and each of the Sellers and Optionholders and their respective Affiliates, on the other hand, hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, willful misconduct or fraud) it may have against the Sellers or the Optionholders, or the Purchaser, respectively, arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any applicable Law (including any applicable Environmental Law) or otherwise (except pursuant to the indemnification provisions set forth in this Article 9).

(e)                      All Losses shall be determined without duplication of recovery under other provisions of this Agreement, the Brayton Point Agreement or any of the other document or agreement delivered in connection with this Agreement or the Brayton Point Agreement. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one representation, warranty, covenant or agreement that is subject to an indemnification obligation under this Article 9 or under Article 9 of the Brayton Point Agreement, only one recovery of Losses (and “Losses” as defined in the Brayton Point Agreement) shall be allowed, and in no event shall there be any indemnification or duplication of payments or recovery under different provisions of this Agreement or the Brayton Point Agreement arising out of the same facts, conditions or events.

(f)                       For the avoidance of doubt, to the extent that any Indemnified Purchaser Entity is entitled to indemnification in accordance with this Article 9 with respect to Losses suffered by or in connection with Elwood, the amount of any Losses shall not be increased as a result of an increase in Purchaser’s indirect ownership interest in Elwood from its ownership as of immediately following the Closing, and shall be calculated based on Purchaser’s indirect ownership interest in Elwood as of immediately following the Closing.

(g)                      For the avoidance of doubt, any adjustments made to the Purchase Price pursuant to Section 2.05 shall not be considered Losses for purposes of this Article 9.

SECTION 9.05                                      Release of Escrow Funds.

(a)                     The release of Escrow Funds shall be subject to the terms of this Agreement and the Escrow Agreement.

(b)                     On the date which is twelve (12) months after the Closing Date (the “Release Date”), Sellers and Purchaser shall execute a joint instruction directing the Escrow Agent to release promptly, but no later than two (2) Business Days following receipt of such instruction, to each Seller the amount equal to the portion of such Seller’s share of the balance of the Escrow Fund hereunder and under the Brayton Point Agreement as of the Release Date in accordance with the Payout Schedule minus the amounts of any unresolved Claims of the Indemnified Purchaser Entities or the “Indemnified Parent Entities” as defined in the Brayton Point Agreement for indemnification properly asserted in accordance with the terms and limitations set forth in this Agreement and the Escrow Agreement (such claims being hereinafter referred to as “Pending Claims”); provided, that all of the funds in the Escrow Fund will be released to the Sellers on the Release Date unless the amount of all Pending Claims is in excess of $35,000,000, in which case solely the amount of Pending Claims in excess of $35,000,000 shall be retained in the Escrow Fund.

(c)                      If at any time between the Closing Date and the Release Date, any Pending Claims by an Indemnified Purchaser Entity in respect of which amounts may have been retained in the Escrow Fund pursuant to Section 9.05(b) are finally resolved by either mutual written agreement of the Sellers and Purchaser or by a final non-appealable decision of a court of competent jurisdiction or similar judicial entity (such Claims being hereinafter referred to “Resolved Claims”), the Escrow Agent shall disburse promptly, but no later than two (2) Business Days following receipt of such mutual written agreement or final court determination, to the Indemnified Purchaser Entity, the aggregate amount, if any, of such Resolved Claims (or, if less, the remaining funds in the Escrow Fund) determined to be owing to such Indemnified Purchaser Entity.

(d)                     After the Release Date, at such time as any Pending Claims in respect of which amounts may have been retained in the Escrow Fund pursuant to Section 9.05(b) become Resolved Claims, the Escrow Agent shall disburse promptly, but no later than two (2) Business Days following receipt of such final determination, (i) to the Indemnified Purchaser Entities, the aggregate amount, if any, of such Resolved Claims (or, if less, the remaining funds in the Escrow Fund) determined to be owing to such Indemnified Purchaser Entities, and (ii) to each of the Sellers, the amount equal to the portion of such Seller’s share of the Escrow Fund in accordance with the Payout Schedule, if any, of such Resolved Claims that was not disbursed to the Indemnified Purchaser Entities in accordance with such final determination and the Escrow Agreement but not to exceed the balance of the Escrow Fund as of such date minus the aggregate amount of all Pending Claims in respect of which amounts may have been retained in the Escrow Fund pursuant to Section 9.05(b) as of such date.

ARTICLE 10

Termination

SECTION 10.01                               Termination.  This Agreement may be terminated:

(a)                     at any time prior to the Closing Date by mutual written agreement of Purchaser and the Sellers;

(b)                     by either Purchaser or the Sellers if the Closing shall not have occurred on or prior to May 8, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)                      by either Purchaser or the Sellers by giving written notice to the other Party if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall not be subject to appeal or shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 10.01(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such order, decree, ruling or other action;

(d)                     by either Purchaser or the Sellers by giving written notice to the other Party if there has been a breach by the Purchaser or Dynegy, with respect to a termination by the Sellers, or a breach by the Sellers or the Company, with respect to a termination by the Purchaser, of any representation, warranty, covenant or other agreement contained in this Agreement and such breach (i) would result in the failure to satisfy one or more of the conditions to the Closing of the Party sending such notice (set forth in Section 7.02 or Section 7.03, as applicable) and (ii), if of a character that is capable of being cured, is not cured by the breaching Party (or ECP II-C Fund or Dynegy, as applicable, if such party is the breaching party) within thirty (30) days of its receipt of such written notice from the other Party; provided, that (x) Purchaser shall not be permitted to terminate this Agreement if Purchaser or Dynegy is then in breach of any of its representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.03, and (y) the Sellers shall not be permitted to terminate this Agreement if the Sellers or the Company are then in breach of any of their representations, warranties, covenants or other agreements contained herein and such breach would result in the failure to satisfy one or more of the conditions to the Closing set forth in Section 7.02; or

(e)                      automatically, without any further action by the Parties, if the Brayton Point Agreement has been terminated in accordance with its terms.

SECTION 10.02                               Effect of Termination.

(a)                     If this Agreement is terminated as permitted by Section 10.01(a) through (e), such termination shall be without liability of any Party (or ECP II-C Fund or Dynegy) to the other Parties (and ECP II-C Fund and Dynegy), except, subject to Section 10.02(c), liability of any Party to the other Parties for any intentional and willful breach of this Agreement or fraud occurring prior to such termination.

(b)                     If this Agreement is terminated by either Party pursuant to Section 10.01, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by any Party; provided, that Purchaser, at its option, shall, and shall cause its Affiliates and Representatives to, either (i) return to the Sellers or (ii) destroy (and deliver a certificate to the Sellers confirming such destruction) all Confidential Information received from the Sellers, their respective Affiliates or their respective Representatives or other advisors, whether so obtained before or after the execution of this Agreement, and continue to treat all Confidential Information in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination hereof.

(c)                      If this Agreement is terminated (x) by the Sellers pursuant to Section 10.01(d) or (y) pursuant to Section 10.01(e) in a situation where the Brayton Point Agreement was terminated by the Sellers pursuant to Section 10.01(d) thereof, then Dynegy shall pay to the Sellers, by wire transfer of immediately available funds within two (2) Business Days following the date of termination, the amount of $195,000,000 (the “Break-Up Fee”).  Until such time as the Sellers terminate this Agreement pursuant to Section 10.01(d) or this Agreement is automatically terminated pursuant to Section 10.01(e) in a situation where the Brayton Point Agreement was terminated by the Sellers pursuant to Section 10.01(d) thereof, and Dynegy pays the Break-Up Fee in accordance with this Section 10.02(c) and the Break-Up Fee in accordance with Section 10.02(c) of the Brayton Point Agreement, nothing in this Section 10.02(c) shall prohibit the Sellers from their right to seek specific performance pursuant to, and on the terms and conditions set forth in, Section 11.07; provided, that the Sellers shall not be entitled under any circumstances to obtain both (i) a recovery of monetary damages in the form of the Break-Up Fee (and any amounts recoverable pursuant to Section 10.02(d)) or otherwise, and (ii) specific performance of the consummation of the Closing pursuant to this Agreement.  Notwithstanding anything contained herein to the contrary, upon termination of this Agreement pursuant to Section 10.01(d), the Sellers’ right to receive the Break-Up Fee and the amounts due pursuant to Section 6.18(b) and Section 10.02(d) shall be the sole and exclusive remedy of the Sellers and their respective Affiliates against Dynegy and its Affiliates for any losses, liabilities, damages, obligations, payments, costs and expenses suffered as a result of the failure of Closing of this Agreement to be consummated, and upon payment of such amount (and any amount due under the Brayton Point Agreement pursuant to Section 10.02 thereof), neither Dynegy nor its Affiliates shall have any further rights, liability, or obligations arising out of or relating to this Agreement or the transactions contemplated hereby.  The Parties (and Dynegy) agree that (1) damages suffered by the Sellers and the Acquired Companies in the event the Sellers terminate this Agreement pursuant to Section 10.01(d) or this Agreement is automatically terminated pursuant to Section 10.01(e) in a situation where the Brayton Point Agreement was terminated by the Sellers pursuant to Section 10.01(d) thereof are incapable or very difficult to accurately estimate and (2) the Break-Up Fee and the amounts due pursuant to Section 6.18(b) and Section 10.02(d) are a reasonable forecast of just compensation for such termination.  The Parties acknowledge that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

(d)                     If Dynegy fails promptly to pay the Break-Up Fee, and, in order to obtain such payment, the Sellers commence an action that results in a judgment against Dynegy for the Break-Up Fee, Dynegy shall pay to the Sellers, together with the Break-Up Fee, (A) interest on the Break-Up Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of termination of this Agreement plus two percent (2%) and (B) any fees, costs and expenses (including legal fees) incurred by the Sellers or the Company in connection with any such action.

(e)                      If this Agreement is terminated, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination: Section 6.04(a) (Confidentiality; Publicity); Section 6.06 (Expenses); this Section 10.02 (Effect of Termination) and Article 11 (Miscellaneous).

ARTICLE 11

Miscellaneous

SECTION 11.01                               Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a .pdf document (with confirmation of transmission) if sent prior to 8:00 p.m. in the place of receipt on a Business Day, and on the next Business Day if sent after 8:00 p.m. in the place of receipt on a Business Day or at any time on a date that is not a Business Day or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.01).

(a)                     if to Purchaser, Dynegy or, after the Closing, the Company, to:

Dynegy Inc.
601 Travis Street
Houston, TX 77002
Facsimile No.: (713) 507-6808
Attn: Catherine Callaway, Esq., Executive Vice President and General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave.
Washington, D.C. 20005
Attention:  Michael P. Rogan
Fax No.  (202) 661-8200
Email:  michael.rogan@skadden.com

(b)                     if to the Sellers, ECP II-C Fund or, prior to the Closing, the Company, to:

c/o Energy Capital Partners, LLC
51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078
Attention: General Counsel
Facsimile:  (973) 671-6101

with a copy to:

Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022
Attention:  David Kurzweil and Paul Kukish
Facsimile:  (212) 751-4864
Email:  david.kurzweil@lw.com and paul.kukish@lw.com

SECTION 11.02                               Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, to the extent valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 11.03                               Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.  Delivery of an executed signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 11.04                               Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed by the Parties.  Each Party may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.  Notwithstanding the foregoing, no waiver with respect to the provisions of which any Financing Party is expressly made a third party beneficiary pursuant to Section 11.05 (and the related definitions and other provisions of this Agreement to the extent a waiver would serve to modify the substance or provisions of such sections) shall be permitted in a manner adverse to any Financing Party without the prior written consent of the arrangers or lenders providing such Financing.

SECTION 11.05                               Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Brayton Point Agreement, the Escrow Agreement, the Confidentiality Agreement  and the letter agreement by and among Energy Capital Partners II, LLC, Purchaser, Dynegy, Dynegy Resource III, LLC and Dynegy Resource III-A, LLC (together with the written agreements, Schedules and certificates referred to herein or delivered pursuant hereto) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  Except as provided in (x) Section 6.14, Section 8.03(a) or Article 9 and (y) Section 11.04, this Section 11.05, Section 11.06, Section 11.08 and Section 11.14, which are expressly intended to benefit the Financing Parties, this Agreement is for the sole benefit of the Parties and their permitted assigns and is not intended to confer upon any other Person any rights or remedies hereunder.

SECTION 11.06                               Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.  Each of the Parties hereto agrees that except as specifically set forth in the Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Financing Party in any way relating to any Financing or the performance thereof, shall be exclusively governed by, and construed in accordance with, the internal laws of the state of New York.

SECTION 11.07                               Specific Performance.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms and that any remedy at law for any breach of the provisions of this Agreement would be inadequate.  Accordingly, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this

Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.  Notwithstanding the immediately foregoing sentence, it is explicitly agreed that the right of the Sellers and the Company to seek specific performance or other equitable remedies to enforce Purchaser’s obligation to consummate the sale and purchase of the Shares and Dynegy’s obligation to issue the Share Consideration (but not the right of the Sellers or the Company to specific performance or other equitable remedies for obligations other than Purchaser’s obligation to consummate the sale and purchase of the Shares and Dynegy’s obligation to issue the Share Consideration) shall be subject to the requirements that (i) all of the conditions to Closing set forth in Section 7.01 and Section 7.02 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing), (ii) the then-applicable Marketing Period has been satisfied, (iii) the Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if Purchaser delivers notice to the Financing Sources thereunder and (iv) the Sellers and the Company have confirmed that if the Financing is funded, then they would take such actions that are within their control to cause the Closing to occur.  For the avoidance of doubt, without limiting the provisions of Section 6.18(a), it is hereby acknowledged and agreed that (i) the Sellers and the Company shall be entitled to seek specific performance to cause Purchaser to enforce, including against anticipatory breach, the obligations of the Financing Sources to fund the Financing under the Financing Documents and (ii) in the event that any of the Financing Sources initiate litigation against Purchaser with respect to the Financing, or advise Purchaser that they intend not to proceed with the Financing in violation of the terms of the Financing Documents, the Sellers and the Company shall be entitled to specific performance to require Purchaser to take enforcement action, including seeking specific performance, to cause such lenders to provide such Financing.  Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity.  The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.07 shall not be required to provide any bond or other security in connection with any such injunction.

SECTION 11.08                               Consent to Jurisdiction; Waiver of Jury Trial.  Each of the Parties hereto (i) irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby and (ii) irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom), for the purposes of any suit, action or other proceeding against any Financing Party arising out of the Financing or the performance thereof.  Each of the Parties hereto further agrees that service of any process, summons, notice or document by U.S. certified mail to such Party’s respective address set forth in Section 11.01 shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the Parties hereto (i) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the Delaware Court of Chancery or (b) any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (ii) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding against any Financing Party arising out of the Financing or the performance thereof in any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom), and, in each case, hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING OR THE PERFORMANCE THEREOF).

SECTION 11.09                               Assignment.  Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the Parties hereto, without the prior written consent of each of the other Parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.  Any attempted assignment in violation of the terms of this Section 11.09 shall be null and void, ab initio.

SECTION 11.10                               Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.11                               Schedules and Exhibits.  Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are made a part of this Agreement. Any disclosure in the Company Disclosure Schedule or Purchaser Disclosure Schedule corresponding to and qualifying a specific numbered paragraph or section hereof shall be deemed to correspond to and qualify any other numbered paragraph or section relating to such Party to the extent the applicability to such other numbered paragraph or section is reasonably apparent from such disclosure.  Certain information set forth in the Schedules is included solely for informational purposes and is not an admission of liability with respect to the matters covered by the information.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

SECTION 11.12                               Acknowledgement and Waiver.

(a)                     It is acknowledged by each of the parties hereto that the Sellers and the Company have retained Latham & Watkins LLP (“L&W”) to act as their counsel in connection with the transactions contemplated hereby and that L&W has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes.  Purchaser and the Company agree that any attorney-client privilege and the expectation of client confidence attaching as a result of L&W’s representation of the Sellers and the Company related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among L&W and the Sellers, the Company and/or their respective Affiliates in preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect.  Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Acquired Companies and L&W related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to the Sellers, (ii) the Acquired Companies hereby release all of their respective rights and interests to and in such communications and related materials and (iii) the Acquired Companies hereby release any right to assert or waive any privilege related to such communications, and (iv) the Acquired Companies acknowledge and agree that all such rights shall reside with the Sellers.

(b)                     Purchaser and the Company agree that, notwithstanding any current or prior representation of the Acquired Companies by L&W, L&W shall be allowed to represent the Sellers, the Optionholders or any of their respective Affiliates in any matters and disputes adverse to Purchaser and/or the Acquired Companies that either is existing on the date hereof or arises in the future and relates to this Agreement and the transactions contemplated hereby; and the Purchaser and the Company hereby waive any conflicts or claim of privilege that may arise in connection with such representation.  Further, Purchaser and the Company agree that, in the event that a dispute arises after Closing between Purchaser or the Company and any Seller, any Optionholder or any of their respective Affiliates, L&W may represent such Seller, Optionholder or Affiliate in such dispute even though the interests of such Seller, Optionholder or Affiliate may be directly adverse to Purchaser or the Company and even though L&W may have represented an Acquired Company in a matter substantially related to such dispute.

(c)                      Purchaser acknowledges that any advice given to or communication with any Seller, any Optionholder or any of their respective Affiliates (other than the Acquired Companies) shall not be subject to any joint privilege and shall be owned solely by such Seller, Optionholder or Affiliate. Purchaser and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than L&W.

SECTION 11.13                               Obligations of ECP II-C.  ECP II-C Fund agrees to be liable for the performance by ECP II-C of all of ECP II-C’s obligations under this Agreement. The foregoing obligation of ECP II-C Fund under this Section 11.13 is absolute and unconditional. If ECP II-C fails to pay or perform any obligation under this Agreement as and when due, ECP II-C Fund will, promptly on written demand thereof by Purchaser, pay or perform same.  ECP II-C Fund hereby waives any and all rights and remedies that it may have as a guarantor or surety or to otherwise seek to take defenses outside of this Agreement (that are not otherwise available to ECP II-C) that may limit or delay Purchaser’s recovery hereunder.  ECP II-C Fund represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows: (a) ECP II-C Fund is a limited partnership, organized under the laws of Delaware, and has all requisite power and authority to enter into this Agreement and consummate the transactions contemplated hereby; (b) ECP II-C Fund is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (c) the execution, delivery and performance by ECP II-C Fund of this Agreement, and the consummation by ECP II-C Fund of the transactions contemplated hereby, have been duly authorized by all necessary limited partnership action on the part of ECP II-C Fund; (d) this Agreement has been duly executed by ECP II-C Fund; and (e) this Agreement constitutes (assuming the due execution and delivery by each other party hereto) a valid and legally binding obligation of ECP II-C Fund, enforceable against ECP II-C Fund in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 11.14                               Financing-Related Arrangements.  Notwithstanding anything to the contrary contained herein, the maximum liability of the Financing Parties to the Sellers or any of their respective Affiliates relating to this Agreement, any related documentation or any of the transactions contemplated herein or therein shall be the Break-Up Fee. This Section 11.14 is intended to benefit and may be enforced by any Financing Party and shall be binding on all successors and assigns of each Seller.

[SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the Parties, ECP II-C Fund and Dynegy have caused this Agreement to be duly executed as of the day and year first above written.

SELLERS

ENERGY CAPITAL PARTNERS II, LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II-A, LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II-B, LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II-C (DIRECT IP), LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II-D LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II (EQUIPOWER CO-INVEST), LP

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

ENERGY CAPITAL PARTNERS II-C LP (solely with respect to the matters set forth in the preamble to this Agreement)

By:	Energy Capital Partners GP II, LP
Its:	General Partner

By:	Energy Capital Partners II, LLC
Its:	General Partner

By:	/s/ Andrew D. Singer
	Name:	Andrew D. Singer
	Title:	Managing Member

THE COMPANY

EQUIPOWER RESOURCES CORP.

By:	/s/ Curt Morgan
	Name:	Curt Morgan
	Title:	President and Chief Executive Officer

PURCHASER

DYNEGY RESOURCE II, LLC

By:	/s/ Robert C. Flexon
	Name:	Robert C. Flexon
	Title:	President and Chief Executive Officer

DYNEGY INC. (solely with respect to the matters set forth in the preamble to this Agreement)

By:	/s/ Robert C. Flexon
	Name:	Robert C. Flexon
	Title:	President and Chief Executive Officer

Exhibit A
Defined Terms

As used in the Agreement, the following terms have the following meanings:

“Acquired Companies” means EquiPower Resources Corp., a Delaware corporation, EquiPower Resources Holdco, LLC, a Delaware limited liability company, EquiPower Resources Holdco II, LLC, a Delaware limited liability company, EquiPower Resources Holdings, LLC, a Delaware limited liability company, Richland Generation Expansion LLC, a Delaware limited liability company, Milford Power Company, LLC, a Delaware limited liability company, Lake Road Holdings GP, LLC, a Delaware limited liability company, Lake Road Holdings LP, LLC, a Delaware limited liability company, Lake Road Generating Company, L.P., a Delaware limited partnership, RSG Power, LLC, a Delaware limited liability company, Richland-Stryker Generation LLC, a Delaware limited liability company, EquiPower Resources Management, LLC, a Delaware limited liability company, Dighton Power, LLC, a Delaware limited liability company, Masspower Holdco, LLC, a Delaware limited liability company, Masspower Partners I, LLC, a Delaware limited liability company, Masspower Partners II, LLC, a Delaware limited liability company, MASSPOWER, a Massachusetts general partnership, Liberty Electric Generation Holdings, LLC, a Delaware limited liability company, LEP Holdings, LLC, a Delaware limited liability company, Liberty Electric PA 2, LLC, a Delaware limited liability company, Liberty Electric Power, LLC, a Delaware limited liability company, Tomcat Power, LLC, a Delaware limited liability company, Kincaid Holdings, LLC (p/k/a Dominion Kincaid, Inc.), a Virginia limited liability company, Kincaid Generation, L.L.C., a Virginia limited liability company, Kincaid Energy Services Company, LLC (p/k/a Dominion Energy Services Company, Inc.), a Virginia limited liability company, Elwood Expansion Holdings, LLC (p/k/a Dominion Elwood Expansion, Inc.), a Delaware limited liability company, Elwood Expansion LLC, a Delaware limited liability company, Elwood Energy Holdings, LLC (p/k/a Dominion Elwood Holdings, LLC), a Delaware limited liability company, Elwood Energy LLC, a Delaware limited liability company, Elwood II Holdings, LLC, a Delaware limited liability company, Elwood III Holdings, LLC, a Delaware limited liability company and Elwood Services Company, LLC (p/k/a/ Dominion Elwood Services Company, Inc.), a Virginia limited liability company and, in the event it is acquired by an Acquired Company prior to the Closing, Dominion Elwood, Inc., a Delaware corporation, or a successor thereof.

“Affiliate,” with respect to any Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other material plan, policy or program providing compensation or other benefits to any Company Employee, in each case that is maintained, sponsored or contributed to by any Acquired Company.

“Brayton Point” means Brayton Point Holdings, LLC.

“Brayton Point Agreement” means that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of the date hereof, by and among Energy Capital

Partners GP II, LP, ECP II, ECP II-A, ECP II-B, ECP II-D, Energy Capital Partners II-C (Cayman), L.P., ECP II-C Fund, Brayton Point, Dynegy Resource III, LLC, Dynegy Resource III-A, LLC, and Dynegy, as the same may be amended from time to time in accordance with the terms thereof.

“Brayton Point Closing” means the “Closing” as defined in the Brayton Point Agreement.

“Brayton Point Decommissioning” means the retiring of the Brayton Point Generating Station’s units as of June 1, 2017 in accordance with Brayton Point Energy LLC’s letter to ISO-NE filed on January 27, 2014 in FERC Docket No. EL14-17.

“Brayton Point Generating Station” means the approximately one thousand four hundred ninety-three (1,493) megawatt coal-fired power plant located in Somerset, Massachusetts.

“Broker Amount” means all unpaid fees and expenses as of the Closing of the Persons set forth in Section 3.06 of the Company Disclosure Schedule and Section 4.15 of the Company Disclosure Schedule.

“Business Day” means any day other than a Saturday or Sunday or any day banks in the State of New York are authorized or required to be closed.

“Cash Equivalents” means the sum of restricted and unrestricted cash, cash equivalents and liquid investments of the Acquired Companies, plus all deposited but uncleared bank deposits and cash held by counterparties of the Acquired Companies, and less all outstanding checks and cash posted by counterparties of the Acquired Companies.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity), investigation or arbitration.

“Closing Date Net Indebtedness Amount” means the Net Indebtedness Amount as of 12:01 AM on the Closing Date.

“Closing Date Net Working Capital” means the Net Working Capital determined as of 12:01 AM on the Closing Date.

“Closing Date Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, of Closing Date Net Working Capital minus the Target Net Working Capital.

“Closing Payment” means the Estimated Purchase Price minus the Escrow Amount minus the Share Consideration Value (excluding any Shortfall Amount) and plus any Shortfall Amount.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Acquired Companies” means the Acquired Companies and the “Acquired Companies” as defined in the Brayton Point Agreement.

“Company Disclosure Schedule” means the schedule attached hereto as Schedule B.

“Company Employee” means any current or former director, officer, employee or independent contractor of any Acquired Company.

“Company Material Adverse Effect” means any development, circumstance, state of facts, condition, change, event or effect that, individually or in the aggregate, is materially adverse to the business, financial condition, assets, liabilities or results of operations of the Combined Acquired Companies, taken as a whole, except for any such development, circumstance, state of facts, condition, change, event or effect resulting from or arising out of (a) any changes generally affecting the industries in which the Combined Acquired Companies operate (including the electric and natural gas generating, transmission or distribution industries), whether international, national, regional, state, provincial or local, (b) changes in international, national, regional, state, provincial or local wholesale or retail markets for electric power, natural gas or other fuel supply or transportation or related products and operations, including those due to actions by competitors and regulators, (c) changes in general regulatory or political conditions, including any acts of war or terrorist activities, (d) changes in international, national, regional, state, provincial or local electric transmission or distribution systems generally, (e) changes in the markets for or costs of commodities or supplies, including fuel, generally, (f) changes in the markets for or costs of electricity, generally, (g) effects of weather, meteorological events or other natural disasters or natural occurrences beyond the control of the Combined Acquired Companies, (h) the Brayton Point Decommissioning, (i) any change of Law or regulatory policy, including any rate or tariff, (j) changes or adverse conditions in the financial, banking or securities markets, including those relating to the Financing and, in each case, including any disruption thereof and any decline in the price of any security or any market index, (k) the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, (l) any change in accounting requirements or principles, (m) any new generating facilities and their effect on pricing or transmission, and (n) any actions expressly required to be taken in accordance with this Agreement or consented to by Purchaser; except, in the case of clauses (a), (b), (c), (d), (e), (g), (i), (j) and (l) above, to the extent that any such development, circumstance, state of facts, condition, change, event or effect has a disproportionate effect on the business, financial condition, assets, Liabilities or results of operations of any Acquired Company, relative to other similarly-situated companies in the industry in which the Acquired Company operates in the applicable region.

“Company’s Required Consents” means the consents specified in Section 4.04 of the Company Disclosure Schedule.

“Commercial Hedge” means any forward, futures, swap, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including electric power, in any form, including energy, capacity or any ancillary services, natural gas, natural gas transport, coal, oil or other commodities, currencies, interest rates and indices, and any financial transmission rights and auction revenue rights.

“Confidential Information” has the meaning given to it in the Confidentiality Agreement.

“Continuing Employee” means each Company Employee who is employed by an Acquired Company as of the Closing Date.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement or arrangement that is legally binding.

“control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Credit Agreement” means that certain First Lien Credit and Guaranty Agreement, dated as of June 21, 2012, by and among EquiPower Resources Holdings, LLC, as borrower, the subsidiary guarantors from time to time party thereto, the lenders, swing line banks and issuing banks from time to time party thereto and Barclays Bank PLC, as first lien administrative agent and first lien collateral agent, as amended by the First Amendment, dated as of October 31, 2012, the Second Amendment, dated as of December 20, 2012, the Third Amendment, dated as of May 17, 2013, the Fourth Amendment, dated as of September 20, 2013, and the Fifth Amendment, dated as of December 18, 2013, and as further amended, amended and restated, supplemented or otherwise modified prior to the Closing Date.

“Critical Asset” shall have the meaning given to it in the NERC Glossary of Terms as of the date of this Agreement.

“Critical Cyber Asset” shall have the meaning given to it in the NERC Glossary of Terms as of the date of this Agreement.

“Critical Infrastructure Protection Standards” means the Critical Infrastructure Protection Reliability Standards developed by NERC and approved by FERC as of the date of this Agreement.

“Dighton Generating Station” means the approximately one hundred eighty-seven (187) megawatt combined cycle gas turbine power plant located in Dighton, Massachusetts.

“Dighton LTSA” means that certain Gas Turbine Maintenance Agreement, dated as of December 22, 2011, by and between Dighton Power, LLC and Alstom Power Inc. (“Alstom”), as amended from time to time.

“Dollars” or “$” means the lawful currency of the United States of America.

“Elwood” means Elwood Energy LLC and its Subsidiaries.

“Elwood Bonds” means the 8.159% Senior Secured Bonds of Elwood, due July 5, 2026, issued in an original aggregate principal amount of $402,000,000.

“Elwood Generating Station” means the approximately seven hundred eighty (780) megawatt gas-fired power plant located in Elwood, Illinois.

“Elwood LTSA” means that certain Contractual Service Agreement, dated as of September 18, 2013, by and between Elwood and General Electric International, Inc., as amended from time to time.

“Environmental Law” means any applicable United States federal, state, provincial or local law, statute, ordinance, regulation, permit or valid and legally-binding order of any Governmental Entity relating to (a) the protection, preservation or restoration of the environment or natural resources (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or the protection of human health and safety, (b) the exposure to, or the storage, handling, use, treatment, manufacture, processing, management, transport, remediation, placement, release or disposal of Hazardous Substances, or (c) public nuisance laws (including with respect to noise).  For purposes of this definition, “Environmental Law” shall include the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.); the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.); the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.); the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.); the Clean Air Act (42 U.S.C. § 7401 et seq.); the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.); the Oil Pollution Act (33 U.S.C. § 2701 et seq.); the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.); the Endangered Species Act (16 U.S.C. § 1531 et seq.); the Safe Drinking Water Act (42 U.S.C. § 300f to 300j-26); the National Environmental Policy Act (42 U.S.C. § 4321 et seq.); the Emergency Planning & Community Right-to-Know Act (42 U.S.C. § 11001 et seq.); or any other law of similar effect, and the Consent Decree finalized on July 13, 2013 with the United States EPA relating to the Kincaid Generating Station and the Brayton Point Generating Stations.

“Environmental Permits” means any permits, certificates, licenses, franchises, writs, variances, exemptions, registrations, approvals, consents and other authorizations of any Governmental Entities issued under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” means the account established, designated and maintained by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Amount” means $97,500,000.

“Escrow Fund” means the amount contained from time to time in the Escrow Account.

“Estimated Net Indebtedness Amount” means the Sellers’ good faith estimate of the Closing Date Net Indebtedness Amount, as set forth on the notice delivered by the Sellers pursuant to Section 2.02(b).

“Estimated Net Working Capital Adjustment Amount” means the Sellers’ good faith estimate of the Closing Date Net Working Capital Adjustment Amount, as set forth on the notice delivered by the Sellers pursuant to Section 2.02(b).

“Estimated Purchase Price” means an amount equal to the sum of (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Adjustment Amount, plus (c) the Estimated RGGI Adjustment Amount, minus (d) the Estimated Net Indebtedness Amount, minus (e) the aggregate amount of the Option Payments to be made by Purchaser pursuant to Section 2.01(b) and minus (f) the Broker Amount.

“Estimated RGGI Adjustment Amount” means the Sellers’ good faith estimate of the RGGI Adjustment Amount, as set forth on the notice delivered by the Sellers pursuant to Section 2.02(b).

“Facilities” means, collectively, the Dighton Generating Station, the Elwood Generating Station, the Kincaid Generating Station, the Lake Road Generating Station, the Liberty Electric Generating Station, the MASSPOWER Generating Station, the Milford Generating Station, the Richland Generating Station and the Stryker Generating Station.

“FERC” means the Federal Energy Regulatory Commission or any successor agency.

“Fully Diluted Shares” means (i) the aggregate number of Shares held by the Sellers immediately prior to the Closing, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Options held by all Optionholders immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any U.S. or foreign federal, state, multinational, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or non-governmental body administering, regulating, or having general oversight over gas, electricity, power or other energy-related markets.

“Hazardous Substance” means any substance, element, product, derivative, compound, mixture, mineral, waste, chemical or material that (i) is listed, defined, classified or regulated as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, solid waste, or special waste or any other words of similar meaning within the context used under any applicable Environmental Law, or (ii) would reasonably be expected to result in liability under any Environmental Law, or the release of which is regulated under any Environmental Law.  Without limiting the generality of the foregoing, the term includes petroleum, petroleum products, volatile organic compounds, semi-volatile organic compounds, pesticides, polychlorinated biphenyls, chlorinated fluorocarbons, lead-containing paint, radon, friable asbestos and asbestos-containing materials, and coal combustion residuals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax imposed on or measured by net income or profits.

“Income Tax Return” means a Tax Return in respect of Income Taxes.

“Indebtedness” means, with respect to any Person, the aggregate amount (including the current portions thereof) of all (a) indebtedness for money borrowed from others, purchase money obligations, capitalized lease obligations, obligations to pay deferred purchase price of assets, services or securities, obligations under any swap, derivative, currency or interest rate Contract (for the avoidance of doubt, excluding any commodity hedge agreements) and reimbursement obligations for letters of credit or similar instruments that have been drawn, in each case of such Person, (b) indebtedness of the type described in subsection (a) above guaranteed, directly or indirectly, in any manner by such Person or for which such Person may be liable, but excluding endorsements of checks and other instruments in the ordinary course of business, and (c) prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness (to the extent due and owing with respect to the transactions contemplated by this Agreement).

“Interest Rate Hedge” or “Interest Rate Hedges” has the meaning given to it in the Credit Agreement.

“IRS” means the U.S. Internal Revenue Service.

“ISO-NE” means ISO New England Inc.

“Kincaid Generating Station” means the approximately one thousand one hundred eight (1,108) megawatt coal-fired power plant located in Kincaid, Illinois.

“Knowledge” means, (a) in the case of the Sellers, the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Schedule after having made due inquiry of the individuals reporting directly to such individual and (b) in the case of Purchaser, the actual knowledge of the individuals listed in Section 1.01 of the Purchaser Disclosure Schedule, after having made due inquiry of the individuals reporting directly to such individual, as the case may be.

“Lake Road Generating Station” means the approximately eight hundred fifty-six (856) megawatt combined cycle gas turbine power plant located in Killingly, Connecticut.

“Lake Road LTSA” means that certain Gas Turbine Maintenance Agreement, dated as of February 21, 2013, by and between Lake Road Generating Company, L.P. and Alstom, as amended from time to time.

“Law” means, with respect to any Person, any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity directly applicable to such Person or any of its respective properties or assets, as amended from time to time.

“Liberty Electric Generating Station” means the approximately six hundred (600) megawatt combined cycle gas turbine power plant located in Eddystone, Pennsylvania.

“Liberty LTSA” means that certain Extended Parts and Services Agreement, dated as of November 30, 2013, by and between Liberty Electric Power, LLC and Power Systems MFG., LLC, as amended from time to time.

“Lien” means any mortgage, pledge, assessment, security interest, lien, adverse claim, levy, encroachment, or other encumbrance of any nature.

“Loan Documents” has the meaning given to it in the Credit Agreement.

“Lookback Date” means (a) with respect to Kincaid Generating Station, Elwood Generating Station and the Tomcat Acquired Companies, (i) August 29, 2013 and (ii) to the Knowledge of Sellers, January 1, 2011 through August 28, 2013, (b) with respect to Richland Generating Station, Stryker Generating Station and the Richland-Stryker Acquired Companies, (i) December 18, 2013 and (ii) to the Knowledge of Sellers, January 1, 2011 through December 17, 2013, (c) with respect to the Milford Generating Station and Milford Holdings LLC, (i) January 20, 2011 and (ii) to the Knowledge of Sellers, January 1, 2011 through January 20, 2011, and (d) with respect to the Liberty Electric Generating Station and Liberty Electric Generation Holdings, LLC, LEP Holdings, LLC, Liberty Electric PA 2, LLC and Liberty Electric Power, LLC, (i) October 7, 2011 and (ii) to the Knowledge of Sellers, January 1, 2011 through October 7, 2011, and (e) with respect to any of the Facilities other than Kincaid Generating Station, Elwood Generating Station, Richland Generating Station, Stryker Generating Station, Milford Generating Station, Liberty Electric Generating Station and with respect to any of the Acquired Companies other than the Tomcat Acquired Companies and the Richland-Stryker Acquired Companies, January 1, 2011.

“Losses” means any and all claims, injuries, lawsuits, liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including the reasonable fees and disbursements of counsel (including fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing.

“LTSAs” means, collectively, the Dighton LTSA, the Elwood LTSA, the Lake Road LTSA, the Liberty LTSA and the Milford LTSA.

“Marketing Period” means the period of 15 consecutive Business Days after Purchaser’s receipt of the then-applicable Required Financial Information; provided that (x) such period will not commence prior to September 2, 2014, (y) November 28, 2014 shall be disregarded and shall not count as a day within such 15 consecutive Business Day period contemplated herein and (z) if such period has not ended prior to December 19, 2014, then it will not commence until January 5, 2015.

“MASSPOWER Generating Station” means the approximately two hundred eighty (280) megawatt combined cycle gas turbine power plant located in Indian Orchard, Massachusetts.

“Milford Generating Station” means the approximately five hundred seventy-nine (579) megawatt combined cycle gas turbine power plant located in Milford, Connecticut.

“Milford LTSA” means that certain Gas Turbine Maintenance Contract, dated as of September 12, 2013, by and between Milford Power Company, LLC and Alstom, as amended from time to time.

“NERC” means the North American Electric Reliability Corporation.

“Net Indebtedness Amount” means (i) the aggregate amount of (A) principal and interest in respect of Indebtedness outstanding under the Credit Agreement plus (B) obligations under any Interest Rate Hedge, minus (ii) the aggregate amount of Cash Equivalents (including, for the avoidance of doubt, fifty percent (50%) of the Cash Equivalents of Elwood), plus (iii) fifty percent (50%) of the aggregate amount of any Indebtedness (including interest) of Elwood in respect of the Elwood Bonds, in each case determined in accordance with the policies, procedures and values set forth on Annex D, which, for the avoidance of doubt, includes an illustrative calculation of the Net Indebtedness Amount as of June 30, 2014.

“Net Working Capital” means the net working capital of each of the Acquired Companies determined in accordance with the policies, procedures and values set forth on Annex D, which, for the avoidance of doubt, includes an illustrative calculation of Net Working Capital as of June 30, 2014, and otherwise in accordance with GAAP; provided, however, that (i) in no event shall (A) Net Working Capital of Elwood be included in any calculation of Net Working Capital hereunder, (B) any amounts relating to any amounts or items included in the calculation of the Net Indebtedness Amount be included in any calculation of Net Working Capital hereunder, (C) any amounts related to Regional Greenhouse Gas Initiative CO2 allowances be included in any calculation of Net Working Capital hereunder and (D) any amounts included in the calculation of the Broker Amount be included in the calculation of Net Working Capital hereunder and (ii) Net Working Capital will include current Tax assets (for the avoidance of doubt, excluding any Tax asset with respect to Connecticut Generation Tax) and current Tax liabilities (provided, that notwithstanding anything to the contrary, the current Tax assets and current Tax liabilities included in Net Working Capital shall give effect to and take into account the transactions occurring in connection with the Closing, including (w) the vesting, conversion, cancellation and/or exercise of Options, (x) the payments made in accordance with Section 6.15, (y) the incurrence of any other current liabilities included in Net Working Capital and (z) the accrual of the Transaction Tax Deductions) but will exclude deferred Tax assets and deferred Tax liabilities; provided further, for the avoidance of doubt, that Tax assets and liabilities included in Net Working Capital will be computed in accordance with GAAP.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement or such other organizational documents of such Person.

“Person” means any individual, corporation, partnership, joint venture, trust, association, organization, Governmental Entity or other entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date.

“Prior Acquisition Agreements” means (i) the Purchase and Sale Agreement, dated March 20, 2010, by and between BG North America, LLC and EquiPower Resources Corp, (ii) the Purchase and Sale Agreement, dated as of March 6, 2013, by and between Dominion Energy, Inc. and Tomcat Power, LLC, (iii) the Unit Purchase Agreement, dated November 6, 2013, by and between Richland-Stryker Investment LLC and RSG Power, LLC, (iv) the Agreement and Plan of Merger, dated as of December 21, 2011, by and between Milford Holdco LLC and Milford Power Company, LLC and (v) the Purchase and Sale Agreement, dated as of August 16, 2011, by and among Liberty Power Acquisition Corp., SVMF 49, LLC, as Sellers’ Representative and the sellers set forth on Schedule I thereto.

“Project Companies” means Milford Power Company, LLC, Lake Road Generating Company, L.P., Richland-Stryker Generation LLC, Dighton Power, LLC, MASSPOWER, Liberty Electric Power, LLC, Kincaid Generation, L.L.C., and Elwood Energy LLC.

“PUHCA” means the Public Utility Holding Company Act of 2005, enacted as part of the Energy Policy Act of 2005, Pub. L. No. 109-58, as codified at § 1261 et seq., and the rules and regulations promulgated thereunder.

“Purchaser Disclosure Schedule” means the schedule attached hereto as Schedule A.

“Purchaser’s Required Consents” means the consents specified in Section 5.01(c) of the Purchaser Disclosure Schedule.

“Representatives” means, as to any Person, the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Required Consents” means, collectively, the Purchaser’s Required Consents, the Sellers’ Required Consents, and the Company’s Required Consents.

“RGGI Adjustment Amount” means a dollar amount equal to the RGGI Credit Number multiplied by the market value of such RGGI Credit Number calculated in accordance with the policies, procedures and values set forth on Annex G.

“RGGI Credit Number” means the number of all Regional Greenhouse Gas Initiative (“RGGI”) CO2 allowances owned by the Facilities as of 12:01 AM on the Closing Date not needed to satisfy RGGI program requirements for emissions from the Facilities prior to the Closing Date, minus 6,373,195.

“Richland Generating Station” means the approximately four hundred forty-seven (447) megawatt gas- and oil-fired power plant located in Defiance, Ohio.

“Richland-Stryker Acquired Companies” means RSG Power, LLC, a Delaware limited liability company and Richland Stryker Generation LLC, a Delaware limited liability company.

“Schedules” means, collectively, the Company Disclosure Schedule and Purchaser Disclosure Schedule, and each is referred to as a “Schedule.”

“Seller Material Adverse Effect” means any development, circumstance, state of facts, condition, change, event or effect that has a material adverse effect on the ability of the Sellers to consummate the transactions contemplated by this Agreement, or that would prevent or materially impair the consummation of the transactions contemplated by this Agreement.

“Sellers’ Required Consents” means the consents specified Section 3.03 of the Company Disclosure Schedule.

“Severance Policy Severance Period” means, with respect to any Non-Unionized Continuing Employee, the period of days following such Non-Unionized Continuing Employee’s Employment Termination Date represented by such Non-Unionized Continuing Employee’s severance benefit under the Company Severance Policy.

“Share Consideration” means the quotient (expressed as a number of shares of common stock of Dynegy) resulting from the following equation:  $200,000,000 divided by the volume weighted average price of a share of common stock of Dynegy listed on the New York Stock Exchange for the ten (10) trading day period ending on the second Business Day immediately preceding the Closing Date; provided that if such volume weighted average price is less than $23.00 (as adjusted for any share splits, recapitalizations or similar actions taken after the date hereof), then Dynegy shall have the right to elect, in its sole discretion upon written notice to Sellers, to reduce the Share Consideration to any amount down to zero shares of common stock of Dynegy, and “Share Consideration” shall thereafter mean the reduced number of shares of common stock of Dynegy set forth in such notice.

“Share Consideration Value” means (i) the dollar value of the Share Consideration as of 12:01 AM on the Closing Date plus (ii) any Shortfall Amount.

“Shortfall Amount” means (i) zero dollars or (ii) only if Dynegy shall have exercised the option referred to in the definition of “Share Consideration”, (A) $200,000,000 minus (B) the dollar value, based on the volume weighted average price of a share of common stock of Dynegy listed on the New York Stock Exchange for the ten (10) trading day period ending on the second Business Day immediately preceding the Closing Date, of the Share Consideration set forth in the notice referred to in the definition of “Share Consideration.”

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Stryker Generating Station” means the approximately nineteen (19) megawatt gas- and oil-fired power plant located in Stryker, Ohio.

“Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person (a) owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting securities, equity securities, profits interest or capital interest, (b) is entitled to elect at least one-half of the board of directors or similar governing body or (c) in the case of a limited partnership or limited liability company, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Target Net Working Capital” means $67,445,478.20.

“Tax” or “Taxes” means any United States federal, state, local or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, generation, real property, severance, excise and other taxes or other similar charges, levies or assessments imposed by any Governmental Entity, including any interest, penalty or addition thereto.

“Tax Returns” means any return, report or similar statement required to be filed with a Taxing Authority with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Title Commitments” means those certain title commitments set forth on Annex F.

“Tomcat Acquired Companies” means Tomcat Power, LLC, a Delaware limited liability company, Kincaid Holdings, LLC (p/k/a Dominion Kincaid, Inc.), a Virginia limited liability company, Kincaid Generation, L.L.C., a Virginia limited liability company, Kincaid Energy Services Company, LLC (p/k/a Dominion Energy Services Company, Inc.), a Virginia limited liability company, Elwood Expansion Holdings, LLC (p/k/a Dominion Elwood Expansion, Inc.), a Delaware limited liability company, Elwood Expansion LLC, a Delaware limited liability company, Elwood Energy Holdings, LLC (p/k/a Dominion Elwood Holdings, LLC), a Delaware limited liability company, Elwood Energy LLC, a Delaware limited liability company, Elwood II Holdings, LLC, a Delaware limited liability company, Elwood III Holdings, LLC, a Delaware limited liability company and Elwood Services Company, LLC (p/k/a/ Dominion Elwood Services Company, Inc.), a Virginia limited liability company and, in the event it is acquired by an Acquired Company prior to the Closing, Dominion Elwood, Inc., a Delaware corporation, or a successor thereof.

“Transaction Tax Deduction” means any amount that is deductible for Tax purposes that is incurred by the Acquired Companies in connection with or as a result of the transactions contemplated herein (taking into account, without limitation, (i) any compensation costs for employees and service providers (including any vesting, exercise, exchange or cancellation of Options, other compensatory equity-based awards, deferred compensation, change in control payments, other bonuses, and employment taxes related to any of the foregoing), (ii) any debt repayment costs (including any interest, original issue discount, prepayment costs, and accelerated deferred financing costs), and (iii) any investment banking, legal, and accounting costs). The amount of the Transaction Tax Deductions shall be computed assuming that an election was made under Revenue Procedure 2011-29 to deduct seventy percent (70%) of any Transaction Tax Deductions that are success-based fees (as described in Revenue Procedure 2011-29).

“Transfer Taxes” means all transfer, real property transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, and conveyance Taxes and other similar Taxes, duties, fees or charges.

Additional defined terms have the meanings ascribed to them in the Sections specified below:

Defined Term	Section

401(k) Plan	SECTION 6.07(f)
Acquired Companies Trading Guidelines	SECTION 4.20
Agreement	PREAMBLE
Alternative Financing	SECTION 6.18(a)
Balance Sheet	SECTION 4.07(a)
Base Purchase Price	SECTION 2.02(a)
Break-Up Fee	SECTION 10.02(c)
Cap	SECTION 9.01(c)
CBAs	SECTION 4.12(f)
Claim Notice	SECTION 9.03(a)
Closing	SECTION 2.03
Closing Date	SECTION 2.03
Commitment Letter	SECTION 5.01(i)
Commodity Risk Policy	SECTION 4.20
Common Stock	RECITALS
Company	PREAMBLE
Company Severance Policy	SECTION 6.07(c)
Company Specified Representations	SECTION 7.02(e)(i)
Confidentiality Agreement	SECTION 6.04(a)
Consent	SECTION 3.03
Deductible	SECTION 9.01(b)(i)
Derivative Products	SECTION 4.10(a)(xi)
Dynegy	PREAMBLE
Dynegy Balance Sheet	SECTION 5.02(e)
Dynegy Financial Statements	SECTION 5.02(e)
Easement Real Property	SECTION 4.11(a)
ECP Coinvest	PREAMBLE
ECP II	PREAMBLE
ECP II-A	PREAMBLE
ECP II-B	PREAMBLE
ECP II-C	PREAMBLE
ECP II-C Fund	PREAMBLE
ECP II-D	PREAMBLE
Employment Agreement	SECTION 6.07(c)
Employment Agreement Severance Period	SECTION 6.07(c)
Employment Termination Date	SECTION 6.07(c)
Exchange Act	SECTION 5.02(h)
Filing	SECTION 3.03

Defined Term	Section

Financing	SECTION 5.01(i)
Financing Documents	SECTION 6.18(a)
Financing Party	SECTION 6.18(b)
Financing Sources	SECTION 5.01(i)
Financial Statements	SECTION 4.07(a)
Fundamental Representations	SECTION 8.01
Hedging Activities	SECTION 6.02(f)
Indemnified Entity	SECTION 9.03(a)
Indemnified Purchaser Entities	SECTION 9.01(a)
Indemnified Seller Entities	SECTION 9.02(a)
Indemnifying Entity	SECTION 9.03(a)
Independent Accountants	SECTION 2.05(b)
Insurance Policies	SECTION 4.17
Intellectual Property	SECTION 4.18
Interim Period	SECTION 6.01(a)
L&W	SECTION 11.12(a)
Leased Real Property	SECTION 4.11(a)
Lockup Period	SECTION 6.19
Material Contracts	SECTION 4.10(a)
Net Company Position	SECTION 4.20
Non-Unionized Continuing Employee	SECTION 6.07(b)
Option	RECITALS
Option Payment	SECTION 2.01(b)
Optionholders	RECITALS
Outside Date	SECTION 10.01(b)
Owned Real Property	SECTION 4.11(a)
Party and Parties	PREAMBLE
Pay-Off Letters	SECTION 6.15(b)
Payout Schedule	SECTION 2.02(b)
Pending Claims	SECTION 9.05(b)
Permits	SECTION 4.09
Permitted Liens	SECTION 4.11(a)
Purchase Price	SECTION 2.02(a)
Purchaser	PREAMBLE
Purchaser’s Statement	SECTION 2.05(a)
Real Property	SECTION 4.11(a)
Release Date	SECTION 9.05(b)
Required Financial Information	SECTION 6.18(d)
Resolved Claims	SECTION 9.05(c)
Schedule Update	SECTION 6.13
SEC Reports	SECTION 5.02(h)
Securities Act	SECTION 5.01(h)
Seller Employer	SECTION 6.07(c)
Seller Specified Representations	SECTION 7.02(b)(i)

Defined Term	Section

Sellers	PREAMBLE
Shares	RECITALS
Shelf Registration Statement	SECTION 6.19
Support Obligations	SECTION 4.10(a)(ix)
Third Party	SECTION 9.03(a)
Transfer	SECTION 6.19(b)